Independence. Strength. Vision.


DAD DE MÉXICO
MOUNT

2001

NATIONAL PENN BANCSHARES, INC.

2001 *annual report*

Your *Guide*

2001



Mission *Statement*

To be a high performing leader in the financial services industry focusing on our responsibility to our shareholders, community, customers, and employees by providing personal, flexible, and creative services in a responsible and ethical manner.

Corporate *Profile*

National Penn Bancshares, Inc. currently is a $2.7 billion financial services company headquartered in Boyertown, Pa., and is the parent company of National Penn Bank, Panasia Bank N.A., Investors Trust Company, National Penn Investment Company, and National Penn Life Insurance Company.

National Penn Bank operates 58 community offices in Berks, Bucks, Chester, Delaware, Lancaster, Lehigh, Montgomery, Northampton, and Philadelphia counties. Penn Securities, Inc., a full service broker/dealer and insurance agency, Link Financial Services, Inc. an insurance agency, and Penn 1st Financial Services, Inc., a company which provides traditional and nonconforming residential mortgages for borrowers, are all subsidiaries of National Penn Bank.

Panasia Bank N.A operates four community offices in Ft. Lee, Palisades Park and Closter, New Jersey and two offices in Cheltenham and Philadelphia, Pennsylvania. Investors Trust Company provides investment and fiduciary services for individuals, corporations and institutions.

Celebrating 128 years as an independent regional bank, National Penn has earned a reputation and market presence for providing consumers and business customers with the sophisticated products and services of a regional bank combined with the personal service and responsiveness of a community bank.

Additional information about the National Penn family is available on National Penn's Web site at www.nationalpennbancshares.com.

A Respectful *Tribute*

After 25 years of service with National Penn Bancshares, Inc., Lawrence T. Jilk, Jr. retired as Chairman on December 28, 2001.

Throughout his successful career, Mr. Jilk held various leadership positions within National Penn Bancshares, Inc. and National Penn Bank. His strong management abilities and creative thinking not only overcame numerous challenges within the banking industry, but also led our organization to 24 consecutive years of increased earnings and dividends. Likewise, his commitment to community service and corporate responsibility set a positive example for us all.

The Board of Directors, officers and staff will benefit from Mr. Jilk's continued support for many years to come. With deep gratitude for his leadership throughout his career with National Penn Bancshares, Inc., we wish him well in all endeavors.

Financial *Highlights*


Assets
2800
2700
2600
2500
2400
2300
2200
2100
2000
1900
1800
1700
1600
1500
1400
1300
Millions
$1,892,678
$2,122,970
$2,351,968
$2,615,447
$2,727,482
97
98
99
00
01


Net Income
33000
32000
31000
30000
29000
28000
27000
26000
25000
24000
23000
22000
21000
20000
19000
18000
Thousands
$22,134
$23,462
$27,651
$27,788
$32,734
97
98
99
00
01


Diluted Earnings Per Share
1.90
1.80
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
.90
.80
.70
.60
.50
.40
Dollars
$1.08
$1.15
$1.37
$1.39
$1.62
97
98
99
00
01

(Dollars in thousands, except per share data)	December 31		
	2001	2000	% Change
For the year			
Total interest income	$188,497	$192,403	(2.0)
Total interest expense	92,512	103,977	(11.0)
Net interest income	95,985	88,426	8.5
Net income	32,734	27,788	17.8
Cash dividends paid	16,519	14,538	13.6
Average shares outstanding – basic (1)	19,985,146	19,818,143	0.8
Average shares outstanding – diluted (1)	20,222,971	20,032,275	1.0
Per share (1)			
Basic earnings	$1.64	$1.40	17.1
Diluted earnings	$1.62	$1.39	16.5
Cash dividends paid	0.83	0.73	13.7
Book value	9.82	9.19	6.8
Realized book value*	9.66	9.05	6.7
At year end			
Assets	$2,727,482	$2,615,447	4.3
Deposits	2,076,795	1,909,591	8.8
Loans and leases, net	1,814,162	1,759,887	3.1
Shareholders' equity	195,682	183,216	6.8
Performance ratios			
Return on:			
Average assets	1.25%	1.13%	
Average shareholders' equity	16.8%	17.3%	
Average realized shareholders' equity*	17.5%	16.2%	

*Excluding unrealized gain (loss) on securities available for sale

(1) Restated for 3% and 5% stock dividends paid in 2001 and 2000, respectively.

For the fourth consecutive year, your company has been named one of America's Finest Companies as reported by Bill Staton of the Staton Institute.

To our family *of shareholders, customers and employees.*

2001 was a year of record growth and profitability at National Penn Bancshares, Inc. (NPBC). Your company attained record profits of $32.73 million, a 17.8% increase over the $27.79 million reported for 2000, and our 24th consecutive year of record earnings and increased dividends. Diluted earnings per share increased 16.5% to $1.62 for 2001 compared to $1.39 per share for 2000. These earnings represent a return on average realized equity of 17.5% and a return on average assets of 1.25%, figures that continue to present your company as a high performing financial institution.

National Penn Bank corporate headquarters located at Philadelphia and Reading Avenues Boyertown, Pennsylvania.


NATIONAL PENN BANK

At year-end, National Penn Bancshares, Inc. had total assets of $2.7 billion and deposits of $2.08 billion. The company's loan loss reserve at December 31, 2001 was $42.2 million, which represents 2.27% of the $1.86 billion in total loans outstanding.

For the fourth consecutive year, your company has been named one of America's Finest Companies as reported by Bill Staton of the Staton Institute. Out of 19,000 publicly traded companies, we are one of 331 companies with at least 10 consecutive years of increased earnings and dividends. The Staton Institute provided us with the following additional designations this year as a result of our track record:

- One of 61 of "America's Smartest Companies" – companies that had at least 10 straight years of higher earnings per share and have also paid a higher cash dividend every year since 1990 or earlier.
- One of 19 "Earnings All-Stars" – companies with higher earnings per share for at least 20 straight years.
- One of 22 of Staton's 20/20 companies due to our achievement of 24 consecutive years of both increased earnings and dividends.

The Dividend Reinvestment Plan has been amended to accept voluntary cash contributions. Very shortly, shareholders will receive a prospectus outlining details of the Plan.

In November 2001, the board of directors of National Penn Bancshares, Inc. unanimously appointed Wayne R. Weidner, a 39-year veteran of the company, to Chairman, effective January 1, 2002, replacing Lawrence T. Jilk, Jr. who retired December 28, 2001 after 25 years of service. Mr. Jilk will remain on the boards of National Penn Bancshares, Inc., National Penn Bank, and Panasia Bank N.A. Mr. Weidner will continue to serve as President and CEO of NPBC and Chairman and CEO of National Penn Bank. In addition, Glenn E. Moyer, President and COO of National Penn Bank was named Executive Vice President of NPBC in April, 2001 and a director of NPBC in January, 2002.

We are also pleased to announce that Kenneth A. Longacre, chairman of Farm and Home Oil Company, was elected to the boards of directors of National Penn Bancshares, Inc. and National Penn Bank.

National Penn Bank reorganized its primary delivery structure by naming Bruce G. Kilroy "Chief Delivery Officer." With this move, we further empowered and enhanced the role of our five division presidents. They are now being challenged to be the "Chief Market Manager" in their regions, bringing together both the retail and commercial delivery processes. This new structure has proven to be very successful in serving the needs of our customers and prospects.

Panasia Bank N.A. expanded its service area this year by merging the assets of National Penn Bank's Philadelphia-area National Asian Bank division into its operation. Panasia is now a $170-million bank with five offices in two states, making it one of the largest East Coast-headquartered banks specializing in service to the Asian-American population.

Investors Trust Company (ITC), our asset management and trust subsidiary, has responsibility for approximately $850 million of client assets. The Private Wealth Management service, which combines ITC's investment management, financial planning and fiduciary services with personalized credit and deposit services offered through National Penn Bank's Private Banking division, attracted a substantial number of new high net worth clients.

ITC also created a dedicated sales and service unit for the non-profit institutional market, as well as announcing its MIDAS MidCap equity selection process, which focuses on securities with market capitalization between $1 billion and $10 billion. The new MidCap process complements ITC's MIDAS 500 process, which, since its inception on January 1, 1998, has provided returns well above its benchmark, the S&P 500.

Penn 1st Financial Services, Inc., our mortgage banking subsidiary, taking advantage of the excellent rate environment, greatly expanded its business during 2001. In September 2001, National Penn brought its mortgage servicing in-house in an effort to better serve the needs of its clients.

Penn Securities, Inc. (PSI), a full-service brokerage firm and a non-banking subsidiary of National Penn Bank, has expanded its customer base and product offerings. Numerous community office employees have obtained their insurance licenses to sell term life insurance and fixed annuities, greatly expanding our opportunity to service the insurance and investment needs of our customers.

We completed our acquisition of Community Independent Bank, Inc. (CIB), parent company of Bernville Bank, N.A., expanding our presence in western Berks County. CIB was a $110-million one-bank holding company headquartered in Bernville, Pennsylvania, operating four community banking offices in Berks County.

National Penn expanded its community office network with the opening of a new full-service office at Linden and Macada Streets in Bethlehem. We also relocated our King of Prussia office to a new full-service facility on Henderson Road. In November 2001, we completed the purchase of PNC Bank's Kutztown office.

2001 also saw the further expansion of service offerings for our business clients. National Penn formed the Government Banking Group whose mission is to understand the particular needs of local government entities such as school districts, municipalities and townships, and then to tailor money management solutions to meet this group's unique banking needs.

To enhance our services to our customers conducting business globally, National Penn launched the International Banking Group. This group partners with companies in the mid-Atlantic region to help them enter global markets, increase their international sales and profitability, and reduce the various risks of their international operations.

National Penn launched an aggressive Free Checking campaign. The campaign was designed to provide name recognition for National Penn while increasing customer traffic in our community offices.

National Penn continued to evolve its Internet capabilities during 2001. Customers are now able to receive their statements online with our e-statement service. In addition, National Penn's Web site, www.natpennbank.com, continued to evolve to include many interactive applications.

As we look forward to 2002, we hope to continue our tradition of success by being aggressive in enhancing our services for our customers, including opening additional offices in our market area. The year will be filled with many challenges and concerns. Nevertheless, we are optimistic that we are positioned to withstand a softer economy.

Looking back on 2001, we pause to remember the victims of the attacks against America. September 11 will be a day none of us will ever forget. We mourn the loss of lives and celebrate the many heroes that emerged during that horrendous tragedy.

We wish to acknowledge and thank our directors, officers and employees for their many contributions during 2001. Finally, we thank you for being a member of our National Penn family and for your continued support as we continue to look forward to a year filled with unlimited possibilities.



Wayne R. Weidner
Chairman, President and CEO,
National Penn Bancshares, Inc.
Chairman and CEO, National Penn Bank

Glenn E. Moyer
Executive Vice President,
National Penn Bancshares, Inc.
President and COO, National Penn Bank

This message should be read in conjunction with the cautionary statement on the forward-looking statements located on page 39 of this annual report.

This has been a strong growth year for National Penn Bank, and we're especially pleased to announce that we've added a number of new locations.



Expanding our network *of convenient locations.*

Counties & *community offices*



New York
Pennsylvania
LEHIGH
Allentown
Newark
New Jersey
Boyertown
Headquarters
BUCKS
Trenton
Lancaster
LANCASTER
CHESTER
Philadelphia
PHILADELPHIA
DELAWARE
Wilmington
Maryland
Delaware

2001

Berks County
17 National Penn offices

Bucks County
4 National Penn offices

Chester County
11 National Penn offices

Delaware County
3 National Penn offices

Lancaster County
1 National Penn office

Lehigh County
5 National Penn offices

Montgomery County
12 National Penn offices,
1 Panasia office

Northampton County
2 National Penn offices

Philadelphia County
3 National Penn offices,
1 Panasia office

Bergen County, NJ
4 Panasia offices

Accountants and
Management Consultants
The US Member Firm of
Grant Thornton International

Grant Thornton
GRANT THORNTON LLP

Board of Directors
National Penn Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of National Penn Bancshares, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Penn Bancshares, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania
January 21, 2002

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
Tel: 215 561-4200
Fax: 215 561-1066

Average Balances, Average Rates, and Interest Rate Spread
(Dollars in thousands)

	Year Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
INTEREST EARNING ASSETS:									
Interest bearing deposits at banks	$ 9,266	$ 559	6.03%	$ 4,512	$ 301	6.67%	$ 6,775	$ 240	3.53%
U.S. Treasury	26,694	1,821	6.82	39,513	2,670	6.76	40,677	2,658	6.53
U.S. Government agencies	316,031	20,044	6.34	252,166	16,854	6.68	194,891	12,579	6.45
State and municipal*	242,404	18,197	7.51	221,165	18,109	8.19	229,725	17,543	7.64
Other bonds and securities	48,601	3,844	7.91	56,583	4,779	8.45	86,437	5,484	6.34
Total investments	633,730	43,906	6.93	569,427	42,412	7.45	551,730	38,264	6.94
Federal funds sold	5,466	177	3.24	8,713	601	6.90	9,781	489	5.00
Trading account securities	–	–	–	–	–	–	6,836	196	2.87
Commercial loans*	1,285,001	107,666	8.38	1,160,078	108,456	9.35	1,008,851	91,608	9.08
Installment loans	318,802	26,982	8.46	325,401	29,390	9.03	305,555	27,209	8.90
Mortgage loans	212,462	16,664	7.84	235,941	18,598	7.88	260,831	21,063	8.08
Total loans	1,816,265	151,312	8.33	1,721,420	156,444	9.09	1,575,237	139,880	8.88
Total earning assets	2,464,727	$195,954	7.95%	2,304,072	$199,758	8.67%	2,150,359	$179,069	8.33%
Allowance for loan and lease losses	(40,061)			(37,715)			(32,917)		
Non-interest earning assets	199,603			192,383			164,676		
Total assets	$2,624,269			$2,458,740			$2,282,118		
INTEREST BEARING LIABILITIES:									
Interest bearing deposits	$1,671,701	$ 70,498	4.22%	$1,520,576	$ 72,960	4.80%	$1,385,886	$ 60,003	4.33%
Securities sold under repurchase agreements and federal funds purchased	251,781	9,509	3.78	290,015	16,864	5.81	159,108	7,187	4.52
Short-term borrowings	7,235	264	3.65	13,942	761	5.46	11,091	566	5.10
Long-term borrowings	184,418	12,241	6.64	200,102	13,392	6.69	314,543	19,009	6.04
Total interest bearing liabilities	2,115,135	$ 92,512	4.37%	2,024,635	$103,977	5.14%	1,870,628	$86,765	4.64%
Non-interest bearing deposits	287,421			247,418			230,455		
Other non-interest bearing liabilities	26,496			25,632			20,677		
Total liabilities	2,429,052			2,297,685			2,121,760		
Equity capital	195,217			161,055			160,358		
Total liabilities and equity capital	$2,624,269			$2,458,740			$2,282,118		
INTEREST RATE MARGIN**		$103,442	4.20%		$ 95,781	4.16%		$ 92,304	4.29%

* Full taxable equivalent basis, using a 35% effective tax rate.

** Represents the difference between interest earned and interest paid, divided by total earning assets.
Loan outstandings, net of unearned income, include non-accruing loans.
Fee income included.

Five-Year Statistical Summary

(Dollars in thousands, except per share data)

Year Ended	2001	2000	1999	1998	1997
STATEMENTS OF CONDITION					
Total assets	$2,727,482	$2,615,447	$2,351,968	$2,222,970	$1,892,678
Total deposits	2,076,795	1,909,591	1,683,850	1,558,745	1,424,252
Loans, net***	1,814,162	1,759,887	1,622,140	1,485,346	1,356,965
Total investment securities	658,581	606,778	529,411	535,917	381,989
Total shareholders'equity	195,682	183,216	154,938	166,133	155,828
Book value per share*	9.82	9.19	7.80	8.32	7.76
Realized book value per share**	9.66	9.05	8.39	7.84	7.38
Percent shareholders' equity to assets	7.17%	7.01%	6.59%	7.47%	8.23%
Trust assets	843,755	905,682	834,585	674,729	543,345
EARNINGS					
Total interest income	$ 188,497	$ 192,403	$ 172,223	$ 161,271	$ 144,861
Total interest expense	92,512	103,977	86,765	80,203	65,672
Net interest income	95,985	88,426	85,458	81,068	79,189
Provision for loan losses	9,000	7,325	6,570	6,200	5,641
Net interest income after provision for loan losses	86,985	81,101	78,888	74,868	73,548
Other income	34,502	27,659	24,037	19,406	14,045
Other expenses	80,723	75,282	69,458	64,508	56,906
Income before income taxes	40,764	33,478	33,467	29,766	30,687
Income taxes	8,030	5,690	5,816	6,304	8,553
Net income	$ 32,734	$ 27,788	$ 27,651	$ 23,462	$ 22,134
Cash dividends paid	$16,519	$14,538	$13,595	$10,318	$9,051
Return on average assets	1.25%	1.13%	1.21%	1.14%	1.26%
Return on average shareholders' equity	16.8%	17.3%	17.2%	14.7%	15.0%
Return on average realized shareholders' equity**	17.5%	16.2%	17.6%	15.5%	15.3%
PER SHARE DATA*					
Basic earnings	$1.64	$1.40	$1.39	$1.17	$1.10
Diluted earnings	$1.62	$1.39	$1.37	$1.15	$1.08
Dividends paid in cash	0.83	0.73	0.68	0.52	0.45
Dividends paid in stock	3%	5%	5%	5-for-4 stock split	4-for-3 stock split
SHAREHOLDERS AND STAFF					
Average shares outstanding – basic*	19,985,146	19,818,143	19,921,233	19,968,462	20,113,317
Average shares outstanding – diluted*	20,222,971	20,032,275	20,228,631	20,362,431	20,446,312
Shareholders	3,338	3,115	3,110	3,208	3,202
Staff – Full-time equivalents	783	786	715	749	718

* Restated to reflect 3% stock dividend in 2001, 5% stock dividends in 2000 and 1999, a 5-for-4 stock split in 1998, and a 4-for3 stock split in 1997.

** Excluding unrealized gain (loss) on investment securities available for sale.

*** Includes loans held for sale

Consolidated Balance Sheets
(Dollars in thousands, except per share data)

December 31,	2001	2000
ASSETS		
Cash and due from banks	$ 101,796	$ 83,271
Interest bearing deposits in banks	6,002	12,380
Federal funds sold	—	8,980
Total cash and cash equivalents	107,798	104,631
Investment securities available for sale, at fair value	658,581	606,778
Loans, less allowance for loan losses of $42,207 and $39,033 in 2001 and 2000, respectively	1,814,162	1,759,887
Premises and equipment, net	29,125	27,801
Accrued interest receivable	15,332	17,615
Bank owned life insurance	55,723	52,973
Investments, at equity	2,434	2,265
Other assets	44,327	43,497
Total assets	$2,727,482	$2,615,447
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Non-interest bearing	$ 344,972	$ 303,885
Interest-bearing	1,731,823	1,605,706
Total deposits	2,076,795	1,909,591
Securities sold under repurchase agreements and federal funds purchased	238,726	298,049
Short-term borrowings	9,480	9,041
Long-term borrowings	139,974	146,432
Guaranteed preferred beneficial interests in Company's subordinated debentures	40,250	40,250
Accrued interest payable and other liabilities	26,575	28,868
Total liabilities	2,531,800	2,432,231
Shareholders' equity		
Preferred stock, no stated par value; authorized 1,000,000 shares, none issued	—	—
Common stock, no stated par value; authorized 62,500,000 shares, issued and outstanding 2001 - 19,926,863; 2000 - 19,934,051, net of shares in Treasury: 2001 121,827; 2000 - 39,837	166,138	154,719
Retained earnings	29,333	26,597
Accumulated other comprehensive income	3,119	2,753
Treasury stock, at cost	(2,908)	(853)
Total shareholders' equity	195,682	183,216
Total liabilities and shareholders' equity	$2,727,482	$2,615,447

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

(Dollars in thousands, except per share data)

Years Ended December 31,	2001	2000	1999
INTEREST INCOME			
Loans, including fees	$150,079	$155,250	$139,025
Investment securities			
Taxable	25,709	24,303	20,722
Tax-exempt	11,973	11,948	11,551
Federal funds sold	177	601	489
Trading assets	—	—	196
Deposits in banks	559	301	240
Total interest income	188,497	192,403	172,223
INTEREST EXPENSE			
Deposits	70,498	72,960	60,003
Securities sold under repurchase agreements and federal funds purchased	9,509	16,864	7,187
Short-term borrowings	264	761	566
Long-term borrowings	12,241	13,392	19,009
Total interest expense	92,512	103,977	86,765
Net interest income	95,985	88,426	85,458
Provision for loan losses	9,000	7,325	6,570
Net interest income after provision for loan losses	86,985	81,101	78,888
OTHER INCOME			
Trust income	5,172	4,855	4,006
Service charges on deposit accounts	10,343	7,074	5,986
Bank owned life insurance income	2,754	2,701	2,270
Other service charges and fees	11,176	10,294	8,517
Net gains on sale of investment securities	334	233	15
Mortgage banking income	4,553	2,385	1,010
Equity in undistributed net earnings of affiliates	170	117	178
Trading revenue	—	—	2,055
Total other income	34,502	27,659	24,037
OTHER EXPENSES			
Salaries, wages and employee benefits	44,831	41,589	39,196
Net premises and equipment	12,147	12,189	11,139
Other operating	23,745	21,504	19,123
Total other expenses	80,723	75,282	69,458
Income before income taxes	40,764	33,478	33,467
Income taxes	8,030	5,690	5,816
Net income	$ 32,734	$ 27,788	$ 27,651
PER SHARE OF COMMON STOCK			
Basic earnings	$1.64	$1.40	$1.39
Diluted earnings	$1.62	$1.39	$1.37
Dividends paid	$0.83	$0.73	$0.68

The accompanying notes are an integral part of these statements.

Consolidated Statement of Changes in Shareholders' Equity

(Dollars in thousands)

	Common Shares	Par value	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Total	Comprehensive income
Balance at January 1, 1999	17,648,073	$117,920	$38,561	$ 9,652	$ —	$166,133	
Net income	—	—	27,651	—	—	27,651	$27,651
Cash dividends declared	—	—	(14,652)	—	—	(14,652)	
5% stock dividend	850,577	21,119	(21,119)	—	—	—	
Shares issued under stock-based plans	6,437	714	—	—	—	714	
Other comprehensive (loss), net of reclassification adjustment and taxes	—	—	—	(21,375)	—	(21,375)	(21,375)
Total comprehensive income	—	—	—	—	—	—	$ 6,276
Effect of treasury stock transactions	(108,176)	(580)	—	—	(2,953)	(3,533)	
Balance at December 31, 1999	18,396,911	139,173	30,441	(11,723)	(2,953)	154,938	
Net income	—	—	27,788	—	—	27,788	$27,788
Cash dividends declared	—	—	(14,893)	—	—	(14,893)	
5% stock dividend	887,062	16,739	(16,739)	—	—	—	
Shares issued under stock-based plans	2,539	29	—	—	—	29	
Other comprehensive income, net of reclassification adjustment and taxes	—	—	—	14,476	—	14,476	14,476
Total comprehensive income	—	—	—	—	—	—	$42,264
Effect of treasury stock transactions	66,936	(1,222)	—	—	2,100	878	
Balance at December 31, 2000	19,353,448	154,719	26,597	2,753	(853)	183,216	
Net income	—	—	32,734	—	—	32,734	$32,734
Cash dividends declared	—	—	(16,974)	—	—	(16,974)	
3% stock dividend	581,979	13,024	(13,024)	—	—	—	
Other comprehensive income, net of reclassification adjustment and taxes	—	—	—	366	—	366	366
Total comprehensive income	—	—	—	—	—	—	$33,100
Effect of treasury stock transactions	(8,564)	(1,605)	—	—	(2,055)	(3,660)	
Balance at December 31, 2001	19,926,863	$166,138	$29,333	$ 3,119	$(2,908)	$195,682	

The accompanying notes are an integral part of this statement.

Consolidated Statements of Cash Flows

(Dollars in thousands, except per share data)

Years Ended December 31,	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 32,734	$ 27,788	$ 27,651
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	9,000	7,325	6,570
Depreciation and amortization	6,379	5,894	4,992
Trading account securities	—	—	21,589
Deferred income tax benefit	(47)	7,767	(12,745)
Amortization of premiums and discounts on investment securities, net	2,014	1,862	1,882
Investment securities gains, net	(334)	(277)	(15)
Mortgage loans originated for resale	(65,329)	(42,235)	(53,397)
Sale of mortgage loans originated for resale	66,272	42,483	54,813
Changes in assets and liabilities			
(Increase) decrease in accrued interest receivable	2,283	(3,182)	648
Increase (decrease) in accrued interest payable	(5,101)	5,716	3,017
Increase in other assets	(3,293)	(16,330)	(2,776)
Increase (decrease) in other liabilities	2,353	(3,329)	(23)
Net cash provided by operating activities	46,931	33,482	52,206
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash paid in excess of cash equivalents for businesses acquired	—	(1,387)	—
Proceeds from sales of investment securities available for sale	25,601	47,043	45,661
Proceeds from maturities of investment securities available for sale	187,041	39,178	124,830
Purchase of investment securities available for sale	(265,928)	(150,800)	(184,748)
Net increase in loans	(63,275)	(143,685)	(144,388)
Purchases of premises and equipment	(6,136)	(6,577)	(4,080)
Increase in bank owned life insurance	(2,750)	(2,594)	(6,890)
Net cash used in investing activities	(125,447)	(218,822)	(169,615)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in interest and non-interest bearing demand deposits and savings accounts	193,247	151,280	23,859
Net (decrease) increase in certificates of deposit	(26,043)	74,461	101,246
Net (decrease) increase in securities sold under agreements to repurchase and federal funds purchased	(59,323)	97,240	41,223
Net (decrease) increase in short-term borrowings	439	(13,878)	364
Proceeds from long-term borrowings	—	68,376	50,100
Repayments of long-term borrowings	(6,458)	(145,021)	(80,650)
Issuance of common stock under dividend reinvestment and stock option plan	—	29	714
Effect of treasury stock transactions	(3,660)	878	(3,533)
Cash dividends	(16,519)	(14,538)	(13,595)
Net cash provided by financing activities	81,683	218,827	119,728
Net increase in cash and cash equivalents	3,167	33,487	2,319
Cash and cash equivalents at beginning of year	104,631	71,144	68,825
Cash and cash equivalents at end of year	$107,798	$104,631	$71,144

The accompanying notes are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

National Penn Bancshares, Inc., primarily through its Bank subsidiaries, National Penn Bank (NPB) and Panasia Bank, N.A. (Panasia) (collectively, the Banks), has been serving residents and businesses of southeastern Pennsylvania since 1874 and northern New Jersey since July 2000. The Banks, which have in excess of 60 branch locations, are locally managed community banks providing commercial banking products, primarily loans and deposits. Trust services are provided through Investors Trust Company (ITC). Penn 1st Financial Services, Inc. (Penn 1st) is a mortgage banking company and is engaged in the activity of extending credit and servicing loans. Penn Securities, Inc., is a registered broker dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Banks, ITC and Penn Securities, Inc. encounter vigorous competition for market share in the communities they serve from bank holding companies, other community banks, thrift institutions and other non-bank financial organizations, such as mutual fund companies, insurance companies and brokerage companies.

The Company, the Banks, ITC and Penn Securities, Inc. are subject to regulations of certain state and federal agencies. These regulatory agencies periodically examine the Company and its subsidiaries for adherence to laws and regulations. As a consequence, the cost of doing business may be affected.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The accounting policies followed by the Company conform with accounting principles generally accepted in the United States of America and with predominant practice within the banking industry.

The consolidated financial statements include the accounts of the Company and the Company's wholly owned subsidiaries, NPB, Panasia, ITC, National Penn Investment Company, National Penn Life Insurance Company, NPB Capital Trust, and NPB's wholly owned subsidiaries Penn 1st, Penn Securities, Inc., Link Financial Services, Inc., NPB Delaware, Inc., and National Penn Consulting Services, Inc. Investments owned between 20% and 50% are accounted for using the equity method. All material intercompany balances have been eliminated.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimates that are susceptible to significant change in the near term relate to the allowance for loan losses and certain intangible assets, such as goodwill and core deposits. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, as well as current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

Substantially all outstanding goodwill resulted from the acquisition of Panasia Bank, a northern New Jersey institution concentrating in the Asian community. As the result of Panasia's market penetration in the northern New Jersey area, the Company had formulated its own strategy to create such a market role. Accordingly, implicit in the purchase of the Panasia franchise was the acquisition of that role. However, if such benefits, including new business, are not derived or the Company changes its business plan an impairment may be recognized.

Core deposit intangibles are amortized over estimated lives of deposit accounts. However, decreases in deposit lives may result in increased amortization and/or a charge for impairment may be recognized.

INVESTMENT SECURITIES

Investment securities which are held for indefinite periods of time, which management intends to use as part of its asset/liability strategy, or which may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements, or other similar factors are classified as available for sale and are carried at fair value. Net unrealized gains and losses for such securities, net of tax, are required to be recognized as a separate component of shareholders' equity and excluded from determination of net income. Gains or losses on disposition are based on the net proceeds and cost of the securities sold, adjusted for amortization of premiums and accretion of discounts, using the specific identification method. Debt and equity securities held for resale during 1998 were classified as trading account securities and reported at fair value. Realized and unrealized gains or losses are recorded in non-interest income as trading revenue. The Company did not have any trading securities as of December 31, 2001 and 2000.

The Company entered into interest rate swap and floor agreements to manage its sensitivity to interest rate risk. For interest rate risk management swap and floors agreements, interest income or interest expense is accrued over the terms of the agreements and transaction fees are deferred and amortized to interest income or expense over the terms of the agreements.

SFAS No. 133, (SFAS No. 133) *Accounting for Derivative Instruments and Hedging Activities* was amended in June, 1999 by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133*, and in June, 2000, by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, (collectively SFAS No. 133). SFAS No. 133 requires that entities recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under SFAS No. 133 an entity may designate a

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

derivative as a hedge of exposure to either changes in: (a) fair value of a recognized asset or liability or firm commitment, (b) cash flows of a recognized or forecasted transaction, or (c) foreign currencies of a net investment in foreign operations, firm commitments, available for sale securities or a forecasted transaction. Depending upon the effectiveness of the hedge and/or the transaction being hedged, any changes in the fair value of the derivative instrument is either recognized in earnings in the current year, deferred to future periods, or recognized in other comprehensive income. Changes in the fair value of all derivative instruments not recognized as hedge accounting are recognized in current year earnings. The Company adopted SFAS No. 133 effective January 1, 2001 and the adoption did not have a material impact on the Company's consolidated financial position or results of operations.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Interest on loans is calculated based upon the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged as an expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans, and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Accrual of interest is stopped on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful.

The Company accounts for its impaired loans in accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, as amended by SFAS No. 118, *Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures*. This standard requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. SFAS No. 114 excludes such homogeneous loans as consumer and mortgage.

The Company accounts for its transfers and servicing financial assets in accordance with SFAS No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, as amended. In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, which replaces SFAS No.125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, and revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. This new standard also requires certain disclosures, but carries over most of the provisions of SFAS No. 125. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of this statement did not have a material impact on the Company's consolidated financial statements.

On July 6, 2001, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 102, *Selected Loan Loss Allowance Methodology and Documentation Issues*. SAB No. 102 provides guidance on the development, documentation, and application of a systematic methodology for determining the allowance for loans and leases in accordance with US GAAP and is, effective upon issuance. The adoption of SAB No. 102 does not have a material impact on the Company's financial position or results of operations.

PREMISES AND EQUIPMENT

Buildings, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization computed by the straight-line method over the estimated useful lives of the assets.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. However, SFAS No. 144 makes changes to the scope and certain measurement requirements of existing accounting guidance. SFAS No. 144 also changes the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have a significant impact on the financial condition or results of operations of the Company.

GOODWILL AND CORE DEPOSIT INTANGIBLES

Substantially all outstanding goodwill resulted from the acquisition of Panasia Bank (Panasia) in 2000 and is being amortized on a straight-line basis over approximately 20 years and is included in other assets. The unamortized balance at December 31, 2001 and 2000 was $19,202,000 and $17,028,000, respectively. Amortization expense for the year ended December 31, 2001 and 2000 was $1,567,000 and $1,000,000, respectively.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The Company has recognized core deposit intangibles, as a result of a branch acquisitions, which are being amortized on a straight-line basis over 8 years and are included in other assets.

On June 29, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Intangible Assets.* These statements are expected to result in significant modifications relative to the Company's accounting for goodwill and other intangible assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 was effective upon issuance. SFAS No. 142 modifies the accounting for all purchased goodwill and intangible assets. SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. SFAS No. 142 will be effective for fiscal years beginning after December 31, 2001 and early adoption is not permitted except for business combinations entered into after June 30, 2001. The Company is currently evaluating the provisions of SFAS No. 142, but its preliminary assessment is that this Statement will not have a material impact on the Company's financial position or results of operations.

Upon the adoption of SFAS No. 142 on January 1, 2002, the Company will no longer amortize goodwill, thereby eliminating annual amortization expense of approximately $1,600,000.

OTHER ASSETS

Financing costs related to the issuance of junior subordinated debentures are being amortized over the life of the instruments and are included in other assets.

BANK OWNED LIFE INSURANCE

The Company invests in bank owned life insurance (BOLI). BOLI involves the purchasing of life insurance by the Company on a chosen group of employees. The Company is the owner and beneficiary of the policies.

EMPLOYEE BENEFIT PLANS

The Company has certain employee benefit plans covering substantially all employees. The Company follows the disclosure provisions of SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits*, which revises employers' disclosures about pension and other postretirement benefit plans. Net pension expense consists of service cost, interest cost, return on pension assets and amortization of unrecognized initial net assets. The Company accrues pension costs as incurred.

The Company accounts for stock options under SFAS No. 123, *Accounting for Stock-Based Compensation*, which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees.* Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Company's stock option plans are accounted for under APB Opinion 25.

INCOME TAXES

The Company accounts for income taxes under the liability method of accounting for income taxes specified by SFAS No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are allowance for loan losses, deferred loan fees, deferred compensation and securities available for sale.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

STATEMENTS OF CASH FLOWS

The Company considers cash and due from banks, interest bearing deposits in banks and federal funds sold as cash equivalents for the purposes of reporting cash flows. Cash paid for interest and taxes is as follows (in thousands):

Years Ended December 31,	2001	2000	1999
Interest	$97,109	$95,997	$79,832
Taxes	9,538	9,372	7,323

LOAN FEES AND RELATED COSTS

The Company defers and amortizes certain origination and commitment fees, and certain direct loan origination costs over the contractual life of the related loans. This results in an adjustment of the related loan's yield.

OTHER REAL ESTATE OWNED

Other real estate owned is recorded at the lower of cost or estimated fair market value less costs of disposal. When property is acquired, the excess, if any, of the loan balance over fair market value is charged to the allowance for possible loan losses. Periodically thereafter, the asset is reviewed for subsequent declines in the estimated fair market value. Subsequent declines, if any, and holding costs, as well as gains and losses on subsequent sale, are included in the consolidated statements of income.

EARNINGS PER SHARE

Earnings per share are calculated on the basis of the weighted average number of common shares outstanding during the year. All weighted average, actual shares or per share information in the financial statements have been adjusted retroactively for the effect of stock dividends and splits.

The Company calculates earnings per share under the provisions of SFAS No. 128, *Earnings Per Share*, which eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

ADVERTISING COSTS

It is the Company's policy to expense advertising costs in the period in which they are incurred. Advertising expense for the years ended December 31, 2001, 2000 and 1999, was approximately $2,728,000, $2,709,000 and $2,453,000, respectively.

COMPREHENSIVE INCOME

SFAS No. 130, *Reporting Comprehensive Income*, requires the reporting of comprehensive income, which includes net income as well as certain other items, which results in a change to equity during the period (in thousands).

	December 31, 2001			December 31, 2000			December 31, 1999		
	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount
Unrealized gains (losses) on securities									
Unrealized holding (losses) gains arising during period	$897	$(314)	$583	$22,503	$(7,876)	$14,627	$(32,869)	$11,504	$(21,365)
Less reclassification adjustment for gains realized in net income	334	(117)	217	233	(82)	151	15	(5)	10
Other comprehensive income (loss), net	$563	$(197)	$366	$22,270	$(7,794)	$14,476	$(32,884)	$11,509	$(21,375)

2. ACQUISITIONS

On January 3, 2001, the Company completed a merger with Community Independent Bank, Inc. (CIB). Under the terms of the merger, each share of CIB stock was converted into 0.945 shares of the Company's common stock, resulting in an issuance of 679,022 shares of the Company's common stock. In addition, outstanding stock options to purchase CIB common stock were converted into stock options to purchase 19,764 shares of the Company's common stock, with an exercise price of $8.89 to $12.22 per share. This transaction was accounted for under the pooling of interests method of accounting.

On July 14, 2000, the Company completed the acquisition of Panasia. Under terms of the agreement, each share of Panasia stock was purchased for $29 per share and each outstanding Panasia stock option was cancelled for cash equal to the difference between $29 and its per share exercise price, for a total cost $20,005,000. This transaction was accounted for under the purchase method of accounting and the results of operations of the Company for the year ended December 31, 2000, include only the results of operations of Panasia from the date of acquisition, July 11, 2000, through December 31, 2000. The acquisition resulted in the recording of approximately $12.2 million of goodwill, which is being amortized on a straight-line basis over 20 years.

On January 4, 1999, the Company, through the Bank, completed a merger with Elverson National Bank (Elverson). Under the terms of the merger, each share of Elverson was converted into 1.4973 shares of the Company's common stock, resulting in an issuance of 4,133,021 shares of the Company's common stock. In addition, outstanding stock options to purchase Elverson common stock were converted into stock options to purchase 62,879 shares of the Company's common stock, with an exercise price of $12.00 to $14.55 per share. This transaction was accounted for under the pooling of interests method of accounting. Accordingly, all prior period amounts have been restated to reflect the acquisition.

3. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and fair values of the Company's investment securities are summarized as follows (in thousands):

	December 31, 2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury and U.S. Government agencies	$ 52,989	$ 2,734	$ (12)	$ 55,711
State and municipal bonds	251,245	2,544	(4,659)	249,130
Mortgage-backed securities	307,838	4,127	(958)	311,007
Marketable equity securities and other	41,711	2,305	(1,283)	42,733
Totals	$653,783	$11,710	$(6,912)	$658,581

	December 31, 2000			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury and U.S. Government agencies	$153,010	$1,918	$ (528)	$154,400
State and municipal bonds	231,366	4,168	(1,765)	233,769
Mortgage-backed securities	163,937	1,762	(663)	165,036
Marketable equity securities and other	54,230	1,681	(2,338)	53,573
Totals	$602,543	$9,529	$(5,294)	$606,778

3. INVESTMENT SECURITIES – Continued

The amortized cost and fair value of investment securities available for sale, by contractual maturity, at December 31, 2001 (in thousands), are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Fair value
Due in one year or less	$ 23,753	$ 24,687
Due after one through five years	28,543	29,558
Due after five through ten years	71,204	72,124
Due after ten years	488,572	489,479
Marketable equity securities and other	41,711	42,733
	$653,783	$658,581

Proceeds from the sales of investment securities during 2001, 2000 and 1999, were $25,601,000, $47,043,000 and $45,661,000, respectively. Gross gains realized on those sales were $961,000, $676,000 and $339,000 in 2001, 2000 and 1999, respectively, gross losses were $627,000 in 2001 and $443,000 in 2000 and $324,000 in 1999. As of December 31, 2001 and 2000, investment securities with a book value of $426,406,000 and $362,121,000, respectively, were pledged to secure public deposits and for other purposes as provided by law. As of December 31, 2001 and 2000, the Company did not have any investment securities of any one issuer where the carrying value exceeded 10% of shareholders' equity.

4. LOANS

Major classifications of loans are as follows (in thousands):

	December 31,	
	2001	2000
Commercial and industrial loans	$ 357,706	$ 319,074
Real estate loans		
Construction and land development	128,655	151,364
Residential	672,329	689,784
Other	614,289	560,356
Loans to individuals	83,390	78,342
	1,856,369	1,798,920
Allowance for loan losses	(42,207)	(39,033)
Total loans, net	$1,814,162	$1,759,887

Loans on which the accrual of interest has been discontinued or reduced amounted to approximately $15,988,000 and $12,984,000 at December 31, 2001 and 2000, respectively. If interest on these loans had been accrued, interest income would have increased by approximately $215,000, 251,000 and $425,000 for 2001, 2000 and 1999, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $11,794,000 and $4,559,000 at December 31, 2001 and 2000, respectively.

The balance of impaired loans was $12,667,000 at December 31, 2001. The Company has identified a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The impaired loan balance included $12,667,000 of non-accrual loans. The allowance for loan loss associated with the $12,667,000 of impaired loans was $2,458,000 at December 31, 2001. The average impaired loan balance was $19,520,000 during 2001 and the income recognized on impaired loans during 2001 was $863,000. The Company recognizes income on impaired loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Company. If these factors do not exist, the Company will not recognize income on such loans.

The balance of impaired loans was $5,548,000 at December 31, 2000. The Company has identified a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The impaired loan balance included $5,548,000 of non-accrual loans. The allowance for loan loss associated with the $5,548,000 of impaired loans was $1,701,000 at December 31, 2000. The average impaired loan balance was $10,234,000 and $8,918,000 during 2000 and 1999 and the income recognized on impaired loans during 2000 and 1999 was $437,000 and $439,000. The Company recognizes income on impaired loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Company. If these factors do not exist, the Company will not recognize income on such loans.

4. LOANS – Continued

Changes in the allowance for loan losses are as follows (in thousands):

	Years Ended December 31,		
	2001	2000	1999
Balance, beginning of year	$39,033	$35,351	$31,555
Acquisition of Panasia	—	1,384	—
Provision charged to operations	9,000	7,325	6,570
Loans charged off	(8,174)	(7,109)	(5,301)
Recoveries	2,348	2,082	2,527
Balance, end of year	$42,207	$39,033	$35,351

5. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows (in thousands):

	Estimated useful lives	December 31, 2001	2000
Land	Indefinite	$ 3,171	$ 3,055
Buildings	5 to 40 years	20,978	19,094
Equipment	3 to 10 years	35,416	31,760
Leasehold improvements	2 to 40 years	6,673	6,368
		66,238	60,277
Accumulated depreciation and amortization		(37,113)	(32,476)
		$29,125	$27,801

Depreciation and amortization expense amounted to $4,812,000, $4,895,000 and $4,253,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

6. DEPOSITS

The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $267,540,000 and $242,900,000 in 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of certificates of deposit are as follows (in thousands):

2002	$665,821
2003	164,269
2004	55,721
2005	8,182
Thereafter	10,989
	$904,982

7. SHORT-TERM BORROWINGS

Federal funds purchased and securities sold under agreements to repurchase generally mature within 30 days from the date of the transactions. Short-term borrowings consist of Treasury Tax and Loan Note Options and various other borrowings, which generally have maturities of less than one year. The details of these categories are presented below (in thousands):

	At or for the year ended December 31,		
	2001	2000	1999
Securities sold under repurchase agreements and federal funds purchased			
Balance at year-end	$238,726	$298,049	$200,809
Average during the year	251,781	290,015	159,108
Maximum month-end balance	300,532	344,125	214,352
Weighted average rate during the year	3.78%	5.81%	4.52%
Rate at December 31	2.02%	4.94%	4.30%
Short-term borrowings			
Balance at year-end	$ 9,480	$ 9,041	$ 22,919
Average during the year	7,235	13,942	11,091
Maximum month-end balance	10,012	26,170	22,919
Weighted average rate during the year	3.65%	5.46%	5.10%
Rate at December 31	1.52%	4.87%	4.04%

The weighted average rates paid in aggregate on these borrowed funds for 2001, 2000 and 1999 were 3.78%, 5.80% and 4.56%, respectively.

8. LONG-TERM BORROWINGS

FHLB ADVANCES

At December 31, 2001, advances from the Federal Home Loan Bank (FHLB) totaling $125,537,000 will mature within one to ten years and are reported as long-term borrowings. The advances are collateralized by FHLB stock and certain first mortgage loans and mortgage-backed securities. These advances had a weighted average interest rate of 6.01%. Unused lines of credit at the FHLB were $444,811,000 and $407,660,000 at December 31, 2001 and 2000, respectively.

Outstanding borrowings mature as follows (in thousands):

2002	$ 35,000
2003	—
2004	—
2005	—
2006	—
Thereafter	90,537
	$125,537

OTHER BORROWINGS

During 2000, the Company borrowed $21,000,000 with an interest rate of the federal funds rate plus 0.875%. The note matures on June 30, 2004 and requires monthly interest and quarterly principal payments. The balance as of December 31, 2001 is $14,437,000 with an interest rate of 2.725%.

SUBORDINATED DEBENTURES

The Company issued $41,500,000 of 9% junior subordinated deferrable interest debentures (the debentures) to NPB Capital Trust (the Trust), a Delaware business trust, in which the Company owns all of the common equity. The debentures are the sole asset of the Trust. The Trust issued $40,250,000 of preferred securities to investors. The Company's obligations under the debentures and related documents, taken together, constitute a fully and unconditional guarantee by the Company of the Trust's obligations under the preferred securities. The preferred securities are redeemable by the Company on or after June 20, 2002, or earlier in the event the deduction of related interest for federal income taxes is prohibited, treatment as Tier I capital is no longer permitted, or certain other contingencies arise. The preferred securities must be redeemed upon maturity of the debentures in 2027.

9. PENSION PLANS

NPB and its subsidiaries and ITC has a non-contributory defined benefit pension plan covering substantially all employees. The Company-sponsored pension plan provides retirement benefits under pension trust agreements and under contracts with insurance companies. The benefits are based on years of service and the employee's compensation during the highest five consecutive years during the last 10 years of employment. The Company's policy is to fund pension costs allowable for income tax purposes.

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets (in thousands):

	December 31,	
	2001	2000
Change in benefit obligation		
Benefit obligation at beginning of year	$11,589	$10,249
Service cost	1,089	997
Interest cost	832	709
Actual gain	289	438
Benefits paid	(333)	(270)
Effect of change in assumptions	614	(534)
Benefits obligation at end of year	14,080	11,589
Change in plan assets		
Fair value of plan assets at beginning of year	15,982	12,835
Actual return on plan assets	(1,305)	2,310
Employer contribution	1,221	1,107
Benefits paid	(333)	(270)
Fair value of plan assets at end of year	15,565	15,982
Funded status	1,485	4,393
Unrecognized net actuarial gain	490	(3,151)
Unrecognized prior service cost	49	116
Prepaid benefit cost (included in other assets)	$ 2,024	$ 1,358

Net pension cost included the following components (in thousands):

	Year ended December 31,		
	2001	2000	1999
Service cost	$ 1,089	$ 997	$ 812
Interest cost on projected benefit obligation	832	709	639
Actual return on plan assets	1,305	(2,310)	(1,647)
Net amortization and deferral	(2,670)	1,281	845
Net periodic benefit cost	$ 556	$ 677	$ 649

The assumed discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.13% and 4.50%, respectively in 2001; 7.13% and 4.50%, respectively, in 2000; and 6.75% and 4.50%, respectively, in 1999. The expected long-term rate of return on assets was 8.25% for 2001, 2000 and 1999.

The Company has a capital accumulation and salary reduction plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Under the plan, all employees are eligible to contribute from 3% to a maximum of 15% of their annual salary, with the Company matching 50% of any contribution between 3% and 7%. Matching contributions to the plan were $809,000, $671,000 and $594,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

10. INCOME TAXES

The components of the income tax expense included in the consolidated statements of income are as follows (in thousands):

	Year ended December 31,		
	2001	2000	1999
Income tax expense			
Current	$7,404	$7,252	$6,544
Deferred federal benefit	(217)	(1,654)	(1,259)
	7,187	5,598	5,285
Additional paid-in capital from benefit of stock options exercised	843	92	531
Applicable income tax expense	$8,030	$5,690	$5,816

The differences between applicable income tax expense and the amount computed by applying the statutory federal income tax rate of 35% are as follows (in thousands):

	Year ended December 31,		
	2001	2000	1999
Computed tax expense at statutory rate	$14,268	$11,717	$11,711
Decrease in taxes resulting from			
Tax-exempt loan and investment income	(5,939)	(5,711)	(5,435)
Other, net	(299)	(316)	(460)
Applicable income tax-expense	$ 8,030	$ 5,690	$ 5,816

Deferred tax assets and liabilities consist of the following (in thousands):

	2001	2000
Deferred tax assets		
Deferred loan fees	$ 135	$ 254
Allowance for loan and lease loss	13,978	13,574
Deferred compensation	1,176	948
Loan sales valuation	54	54
	15,343	14,830
Deferred tax liabilities		
Pension	898	665
Partnership investments	448	378
Cash to accrual	8	15
Investment securities available for sale	1,678	1,481
Rehab credit adjustment	44	44
	3,076	2,583
Net deferred tax asset (included in other assets)	$12,267	$12,247

As a result of the acquisition of Panasia Bank, the Company computed a net deferred tax asset of $209,000 and a deferred tax liability on unrealized holding gains of $160,000, during 2000.

11. SHAREHOLDERS' EQUITY

On October 24, 2001, the Company declared a 3% stock dividend to shareholders of record on December 11, 2001 and payable on December 27, 2001.

On July 25, 2001, the Company approved stock a stock repurchase plan of 975,000 shares of its common stock. Repurchases can be from time to time and will be used for general corporate purposes including the Company's dividend reinvestment plan, stock option plans, employee stock purchase plan, and other stock benefit plans. No timetable has been set for the repurchases. As of December 31, 2001, a total of 322,000 shares have been repurchased at an aggregate cost of approximately $7,517,000.

On October 25, 2000, the Company declared a 5% stock dividend to shareholders of record on December 8, 2000 and payable on December 20, 2000. On October 27, 1999, the Company declared a 5% stock dividend to shareholders of record on December 6, 1999, and payable on December 22, 1999.

On July 28, 1999, the Company approved a stock repurchase plan of 850,000 shares of its common stock. On July 23, 2000, the repurchase plan was terminated. Prior to the termination, the Company has repurchased 441,000 shares at a cost of $10,380,000.

12. SHAREHOLDER RIGHTS PLAN

The Company adopted a Shareholder Rights Plan (the Rights Plan) in 1989 to protect shareholders from attempts to acquire control of the Company at an inadequate price. Under the Rights Plan, the Company distributed a dividend of one right to purchase a unit of preferred stock on each outstanding common share of the Company. The rights are not currently exercisable or transferable, and no separate certificates evidencing such rights will be distributed, unless certain events occur. The rights were to expire on August 22, 1999. On August 21, 1999, the Plan was amended to extend the expiration date to August 22, 2009.

After the rights become exercisable, under certain circumstances, the rights (other than rights held by a 19.9% beneficial owner or an "adverse person") will entitle the holders to purchase either the Company's common shares or the common shares of the potential acquirer at a substantially reduced price.

The Company is generally entitled to redeem the rights at $0.001 per right at any time until the 10th business day following a public announcement that a 19.9% position has been acquired. Rights are not redeemable following an "adverse person" determination.

The Rights Plan was not adopted in response to any specific effort to acquire control of the Company. The issuance of rights had no dilutive effect, did not affect the Company's reported earnings per share, and was not taxable to the Company or its shareholders.

13. EARNINGS PER SHARE

	Year ended December 31, 2001		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share Net income available to common stockholders	$32,734	19,985	$1.64
Effect of dilutive securities Options	—	238	(0.02)
Diluted earnings per share Net income available to common stockholders plus assumed conversions	$32,734	20,223	$1.62

Options to purchase 1,096,893 shares of common stock at $23.28 to $27.30 per share were outstanding during 2001. They were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price.

	Year ended December 31, 2000		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share Net income available to common stockholders	$27,788	19,818	$1.40
Effect of dilutive securities Options	—	214	(0.01)
Diluted earnings per share Net income available to common stockholders plus assumed conversions	$27,788	20,032	$1.39

13. EARNINGS PER SHARE – Continued

Options to purchase 847,961 shares of common stock at $23.06 to $27.30 per share were outstanding during 2000. They were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price.

	Year ended December 31, 1999		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to common stockholders	$27,651	19,921	$1.39
Effect of dilutive securities			
Options	—	308	(0.02)
Diluted earnings per share			
Net income available to common stockholders plus assumed conversions	$27,651	20,229	$1.37

Options to purchase 838,580 shares of common stock at $23.06 to $27.30 per share were outstanding during 1999. They were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price.

14. COMMITMENTS AND CONTINGENT LIABILITIES

LEASE COMMITMENTS

Future minimum payments under non-cancelable operating leases are due as follows (in thousands):

Year ending December 31,	
2002	$ 2,719
2003	2,352
2004	1,980
2005	1,369
2006	678
Thereafter	1,268
	$10,366

The total rental expense was approximately $3,138,000, $3,104,000 and $2,865,000 in 2001, 2000 and 1999, respectively.

OTHER

In the normal course of business, the Company, the Banks and ITC have been named as defendants in several lawsuits. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that the resolution of such suits will not have a material adverse effect on the financial position or results of operations of the Company.

15. STOCK OPTIONS

The Company maintains an Officers' and Key Employees' Stock Compensation Plan (Officers' Plan). A total of 2,449,469 shares of common stock have been made available for options or restricted stock to be granted through December 17, 2006. Options granted under the Officers' Plan will vest over a five-year period, in 20% increments on each successive anniversary of the date of grant. There are 1,345,097 outstanding options under the Officers' Plan at December 31, 2001. Options granted under the Company's previous stock option plan, are subject to a vesting schedule commencing at two years and expire ten years and one month from the date of issue. There are 714,278 outstanding options at December 31, 2001.

In addition, the Company has a Non-employee Director Stock Option Plan (Directors' Plan). Under the Directors' Plan, a total of 312,990 shares of common stock have been made available for options to be granted through January 3, 2004. The options granted under the Directors' Plan fully vest after two years and expire ten years from the date of issue. There are 60,459 outstanding options under the Directors' Plan at December 31, 2001.

Under all plans, the option price per share is equivalent to 100% of the fair market value on the date the options were granted as determined pursuant to the plan. Accordingly, no compensation cost has been recognized for the plans. The number of shares available for granting totaled 424,199 at December 31, 2000 and 1,164,805 at December 31, 2001. As of December 31, 2001, 62,113 options were outstanding as a result of previous acquisitions.

15. STOCK OPTIONS – Continued

Had compensation cost for the plans been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net income and earnings per share of common stock would have been reduced to the pro forma amounts indicated below.

		Year ended December 31,		
		2001	2000	1999
Net income	As reported	$32,734	$27,788	$27,651
	Pro forma	32,182	26,801	26,565
Earnings per share of common stock – basic	As reported	1.64	1.40	1.39
	Pro forma	1.61	1.35	1.33
Earnings per share of common stock – diluted	As reported	1.62	1.39	1.37
	Pro forma	1.59	1.34	1.31

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 3.85%, 4.25% and 3.23%; expected volatility of 14.0%, 14.0% and 17.0%; risk-free interest rates for each plan of 5.23% and 5.04% for 2001 and 6.78% and 5.38% for 2000 and 6.50% and 4.79% for 1999; and expected lives of 8.11 years and 7.02 years for each plan in 2001, 6.63 years and 7.56 years for each plan in 2000 and 6.23 years and 8.98 years for each plan in 1999.

A summary of the status of the Company's fixed option plans is presented below:

	2001		2000		1999	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	2,225,104	$18.39	1,972,864	$18.10	1,855,253	$16.59
Granted	300,024	23.61	306,941	19.38	301,375	23.45
Exercised	(302,697)	12.34	(43,459)	10.54	(171,574)	11.05
Forfeited	(40,484)	23.00	(11,242)	24.71	(12,190)	19.50
Outstanding, end of year	2,181,947	$19.87	2,225,104	$18.39	1,972,864	$18.10
Options exercisable at year-end	1,451,657		1,263,161		952,603	
Weighted average fair value of options granted during the year		$3.17		$2.56		$5.77

The following table summarizes information about nonqualified options outstanding at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at December 31, 2001	Weighted average remaining contractual life (years)	Weighted average exercise price	Number outstanding at December 31, 2001	Weighted average exercise price
$ 8.19 – 10.92	79,865	1.5	$ 8.89	79,865	$ 8.89
10.93 – 13.65	295,212	3.2	13.07	295,212	13.07
13.66 – 16.38	228,729	4.2	14.06	191,882	14.05
16.39 – 19.11	199,700	1.8	17.71	199,700	17.71
19.12 – 21.84	281,548	8.0	19.60	93,070	19.61
21.85 – 24.57	852,487	7.0	23.28	419,109	23.00
24.58 – 27.30	244,406	5.8	27.30	172,819	27.30
	2,181,947			1,451,657	

16. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The Company grants commercial and residential loans to customers throughout southeastern Pennsylvania and northern New Jersey. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economic sector.

17. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, interest rate swaps, and interest rate floor. Those instruments involve, to varying degrees, elements of credit, interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate swaps and floors, the contract or notional amounts do not represent exposure to credit loss. The Company controls the credit risk of its interest rate swap agreements through credit approvals, limits and monitoring procedures.

Unless otherwise noted, the Company does not require collateral or other security to support financial instruments with credit risk. The contract or notional amounts as of December 31, 2001 and 2000, are as follows (in thousands):

	2001	2000
Financial instruments whose contract amounts represent credit risk		
Commitments to extend credit	$583,016	$576,274
Standby letters of credit	23,644	23,760
Financial instruments whose notional or contract amounts exceed the amount of credit risk		
Interest rate swap agreements	40,000	70,000
Interest rate floor	—	50,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The extent of collateral held for those commitments at December 31, 2001, varies up to 100%; the average amount collateralized is 90%.

Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. The Company uses swaps as part of its asset and liability management process with the objective of hedging the relationship between money market deposits that are used to fund prime rate loans. Past experience has shown that as the prime interest rate changes, rates on money market deposits do not change with the same volatility. The interest rate swaps have the effect of converting the rates on money market deposit accounts to a more market-driven floating rate typical of prime in order for the Company to recognize a more even interest rate spread on this business segment. This strategy will cause the Company to recognize, in a rising rate environment, a lower overall interest rate spread than it otherwise would have without the swaps in effect. Likewise, in a falling rate environment, the Company will recognize a larger interest rate spread than it otherwise would have without the swaps in effect. In 2001, the interest rate swaps had the effect of increasing the Company's net interest income by $1,029,000 over what would have been realized had the Company not entered into the swap agreements.

An interest rate floor is a contract that protects the holder against a decline in interest rates below a certain point. The primary risk associated with interest rate floors is exposure to current and possible future movements in interest rates. The interest rate floor expired in 2001.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the bank, as for most financial institutions, the majority of its assets and liabilities are considered to be financial instruments as defined in SFAS No. 107. However, many of such instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Also, it is the Company's general practice and intent to hold its financial instruments to maturity and to not engage in trading or sales activities. Therefore, the Company had to use significant estimations and present value calculations to prepare this disclosure.

Changes in assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Fair values have been estimated using data that management considered the best available and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimation methodologies, resulting fair values and recorded carrying amounts at December 31, 2001 and 2000, were as follows (in thousands):

	December 31, 2001		December 31, 2000	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Cash and cash equivalents	$107,798	$107,798	$104,631	$104,631
Investment securities available for sale	658,581	658,581	606,778	606,778

Fair value of loans and deposits with floating interest rates is generally presumed to approximate the recorded carrying amounts. Financial instruments actively traded in a secondary market have been valued using quoted available market prices.

Fair value of financial instruments with stated maturities has been estimated using present value cash flow, discounted at a rate approximating current market for similar assets and liabilities.

	December 31, 2001		December 31, 2000	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Deposits with stated maturities	$904,982	$918,149	$931,024	$941,404
Repurchase agreements, federal funds purchased and short-term borrowings	248,206	248,206	307,090	307,090
Long-term borrowings	139,974	142,795	146,432	141,979
Subordinated debentures	40,250	42,065	40,250	40,451

Fair value of financial instrument liabilities with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand), totaling $1,171,813,000 for 2001 and $978,567,000 for 2000.

The fair value of the net loan portfolio has been estimated using present value cash flow, discounted at the treasury rate adjusted for non-interest operating costs and giving consideration to estimated prepayment risk and credit loss factors.

	December 31, 2001		December 31, 2000	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in thousands)			
Net loans	$1,814,162	$1,887,862	$1,759,887	$1,835,118

The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated cost to terminate the letters of credit. Fair values of unrecognized financial instruments including commitments to extend credit and the fair value of letters of credit are considered immaterial.

The fair value of interest rate swaps and interest rate floors are based upon the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties. The aggregate fair value for the interest rate swaps and the interest rate floor are approximately $4.1 million and $442,000.

19. REGULATORY MATTERS

The Banks are required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those balances for the year ended December 31, 2001, was approximately $8,334,000.

Dividends are paid by the Company from its assets, which are mainly provided by dividends from the Banks. However, certain restrictions exist regarding the ability of the Banks to transfer funds to the Company in the form of cash dividends, loans or advances. Under the restrictions in 2002, the Banks, without prior approval of bank regulators, can declare dividends to the Company totaling $29,464,000 plus additional amounts equal to the net earnings of the Banks for the period January 1, 2002, through the date of declaration less dividends previously paid in 2002.

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possible additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Banks and the Company to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2001, that the Banks and Company meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the Banks met all regulatory requirements for classification as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, core risk-based and core leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the institution's category.

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total capital (to risk-weighted assets)						
National Penn Bancshares, Inc.	$238,304	11.82%	$161,356	8.00%	N/A	N/A
National Penn Bank	197,195	10.42	151,358	8.00	$189,198	10.00
Panasia Bank N.A.	11,068	13.64	6,490	8.00	8,113	10.00
Tier I capital (to risk-weighted assets)						
National Penn Bancshares, Inc.	212,427	10.53	80,678	4.00	N/A	N/A
National Penn Bank	173,338	9.16	75,679	4.00	113,519	6.00
Panasia Bank N.A.	10,045	12.38	3,245	4.00	4,868	6.00
Tier I capital (to average assets)						
National Penn Bancshares, Inc.	212,427	7.99	106,342	4.00	N/A	N/A
National Penn Bank	173,338	7.03	98,691	4.00	123,364	5.00
Panasia Bank N.A.	10,045	6.64	6,047	4.00	7,558	5.00
As of December 31, 2000						
Total capital (to risk-weighted assets)						
National Penn Bancshares, Inc.	$227,589	11.75%	$155,784	8.00%	N/A	N/A
National Penn Bank	192,758	10.40	149,112	8.00	$184,747	10.00
Panasia Bank N.A.	9,214	21.39	3,447	8.00	4,308	10.00
Tier I capital (to risk-weighted assets)						
National Penn Bancshares, Inc.	203,197	10.49	80,276	4.00	N/A	N/A
National Penn Bank	169,417	9.14	76,940	4.00	112,575	6.00
Panasia Bank N.A.	8,666	20.11	1,723	4.00	2,585	6.00
Tier I capital (to average assets)						
National Penn Bancshares, Inc.	203,197	7.96	103,648	4.00	N/A	N/A
National Penn Bank	169,417	7.02	121,152	4.00	98,056	5.00
Panasia Bank N.A.	8,666	7.79	4,446	4.00	5,557	5.00

20. CONDENSED FINANCIAL INFORMATION – PARENT COMPANY ONLY

The following is a summary of selected financial information of National Penn Bancshares, Inc., parent company only (in thousands):

CONDENSED BALANCE SHEETS

	December 31,	
	2001	2000
Assets		
Cash	$ 2,601	$ 4
Investment in Bank subsidiaries, at equity	206,226	198,381
Investment in other subsidiaries, at equity	46,649	45,798
Other assets	914	2,588
	$256,390	$246,771
Liabilities and shareholders' equity		
Long-term borrowings	$ 14,437	$ 18,375
Guaranteed preferred beneficial interests in Company's subordinated debentures	41,495	41,495
Other liabilities	4,776	3,685
Shareholders' equity	195,682	183,216
	$256,390	$246,771

CONDENSED STATEMENTS OF INCOME

	Year ended December 31,		
	2001	2000	1999
Income			
Equity in undistributed net earnings of subsidiaries	$10,892	$13,246	$14,675
Dividends from subsidiary	24,441	17,365	15,372
Interest and other income	483	218	168
	35,816	30,829	30,215
Expense			
Interest on subordinated debentures	3,735	3,735	3,735
Interest on long-term borrowings	837	725	—
Other operating expenses	115	100	118
	4,687	4,560	3,853
Income before income tax benefit	31,129	26,269	26,362
Income tax benefit	(1,605)	(1,519)	(1,289)
Net income	$32,734	$27,788	$27,651

20. CONDENSED FINANCIAL INFORMATION – PARENT COMPANY ONLY – Continued

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2001	2000	1999
Cash flows from operating activities			
Net income	$32,734	$27,788	$27,651
Equity in undistributed net earnings of subsidiaries	(10,892)	(13,246)	(14,675)
(Increase) decrease in other assets	1,674	(1,434)	99
(Decrease) increase in other liabilities	1,091	73	1,056
Net cash provided by operating activities	24,607	13,181	14,131
Cash flows from investing activities			
Cash paid to acquire businesses	—	(20,025)	—
Additional investment in subsidiaries, at equity	2,562	1,198	4,601
Net cash (used in) provided by investing activities	2,562	(18,827)	4,601
Cash flows from financing activities			
Proceeds from issuance of long-term debt	—	21,000	—
Repayment of long-term debt	(3,938)	(2,625)	—
Proceeds from issuance of stock	—	29	714
Effect of treasury stock transactions	(3,660)	878	(3,533)
Cash dividends	(16,974)	(14,893)	(14,652)
Net cash provided by (used in) financing activities	(24,572)	4,389	(17,471)
Net (decrease) increase in cash and cash equivalents	2,597	(1,257)	1,261
Cash and cash equivalents at beginning of year	4	1,261	—
Cash and cash equivalents at end of year	$ 2,601	$ 4	$ 1,261

21. SEGMENT INFORMATION

SFAS No. 131, *Segment Reporting*, establishes standards for public business enterprises to report information about operating segments in their annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also established standards for related disclosure about products and services, geographic areas, and major customers. Operating segments are components of an enterprise, which are evaluated regularly by the chief operating decision maker in deciding how to allocate and assess resources and performance. The Company's chief operating decision maker is the President and Chief Executive Officer. The Company has identified its reportable operating segment as "Community Banking".

The Company's community banking segment consists of commercial and retail banking. The community banking business segment is managed as a single strategic unit which generates revenue from a variety of products and services provided by the Banks. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending.

Nonreportable operating segments of the Company's operations which do not have similar characteristics to the community banking operations and do not meet the quantitative thresholds requiring disclosure are included in the "Other" category. These nonreportable segments include ITC, Penn Securities, National Penn Life Insurance Company, NPB Capital Trust and the Parent.

The accounting policies used in this disclosure of business segments are the same as those described in the summary of significant accounting policies. The consolidating adjustments reflect certain eliminations of intersegment revenues, cash and investment in subsidiaries.

Reportable segment-specific information and reconciliation to consolidated financial information is as follows:

21. SEGMENT INFORMATION – Continued

	Community Banking	Other	Consolidated
		(in thousands)	
December 31, 2001			
Total assets	$2,721,923	$5,559	$2,727,482
Total deposits	2,076,795	—	2,076,795
Net interest income (loss)	100,212	(4,227)	95,985
Total noninterest income	28,013	6,489	34,502
Total noninterest expense	75,521	5,202	80,723
Net income (loss)	34,512	(1,778)	32,734
December 31, 2000			
Total assets	2,609,386	6,061	2,615,447
Total deposits	1,909,591	—	1,909,591
Net interest income (loss)	92,572	(4,146)	88,426
Total noninterest income	20,839	6,820	27,659
Total noninterest expense	69,646	5,636	75,282
Net income (loss)	29,713	(1,925)	27,788
December 31, 1999			
Total assets	2,346,706	5,262	2,351,968
Total deposits	1,683,850	—	1,683,850
Net interest income (loss)	88,896	(3,438)	85,458
Total noninterest income	17,953	6,084	24,037
Total noninterest expense	63,479	5,979	69,458
Net income (loss)	29,816	(2,165)	27,651

22. QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

The following represents summarized quarterly financial data of the Company, which, in the opinion of management, reflects all adjustments (comprising only normal recurring accruals) necessary for a fair presentation. Net income per share of common stock has been restated to retroactively reflect certain stock dividends.

(Dollars in thousands, except per share data)

	Three months ended			
2001	**Dec. 31**	**Sept. 30**	**June 30**	**March 31**
Interest income	$44,980	$46,908	$47,597	$49,012
Net interest income	25,671	24,994	23,115	22,205
Provision for loan and lease losses	2,500	3,500	1,500	1,500
Net gains (losses) on sale of investment securities	(478)	781	—	31
Income before income taxes	9,830	10,950	10,410	9,574
Net income	8,602	8,482	8,078	7,572
Earnings per share of common stock – basic	0.43	0.42	0.41	0.38
Earnings per share of common stock – diluted	0.43	0.42	0.40	0.37

	Three months ended			
2000	**Dec. 31**	**Sept. 30**	**June 30**	**March 31**
Interest income	$51,239	$49,675	$45,662	$45,827
Net interest income	22,658	22,362	21,091	22,315
Provision for loan and lease losses	2,575	1,460	1,760	1,530
Net gains (losses) on sale of investment securities	(29)	102	38	122
Income before income taxes	6,938	9,392	8,511	8,637
Net income	6,338	7,491	6,995	6,964
Earnings per share of common stock – basic	0.32	0.38	0.35	0.35
Earnings per share of common stock – diluted	0.32	0.37	0.35	0.35

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and is intended to assist in understanding and evaluating the major changes in the financial condition and earnings results of operations of the Company with a primary focus on the Company's performance. As discussed below, in 2001 the company acquired Community Independent Bank, Inc. in a transaction accounted for under the pooling of interests method of accounting. Accordingly, the Company's consolidated financial statements have been restated to reflect the acquisition.

FINANCIAL CONDITION

During 2001 total assets increased to $2.727 billion, an increase of $112.0 million or 4.3% over the $2.615 billion at year-end 2000. Total assets at the end of 2000 increased $263.5 million or 11.2% over the $2.352 billion at year-end 1999. The increase in 2001 is reflected primarily in the loan category, which increased $54.3 million and the investment category, which increased $51.8 million.

Total cash and cash equivalents increased $3.2 million or 3.0% in 2001 compared to 2000 versus an increase of $33.4 million or 47.1% in 2000 compared to 1999. The increase in 2001 compared to 2000 is due to increased cash and due from banks of $18.5 million, which was partially offset by a decrease in federal funds sold of $8.9 million and a decrease in interest bearing deposits in banks of $6.4 million.

LOAN PORTFOLIO

Net loans and leases increased to $1.814 billion during 2001, an increase of $54.3 million or 3.1% compared to 2000. Net loans increased $137.8 million in 2000 or 8.5% compared to 1999. Loan growth in 2001 was as a result of the increase in commercial and industrial loans of $38.6 million and other real estate type loans of $53.9 million, which was offset by the decrease in construction and residential real estate loans totaling $40.2 million. Approximately $11.0 million of the increase in net loans was the result of an acquisition of a branch office from PNC Bank, N.A. in November 2001. Residential mortgages originated for immediate resale during 2001 amounted to $65.3 million. The company has no significant exposure to energy and agricultural-related loans.

The Company's loans are widely diversified by borrower, industry group, and geographical area in southeastern Pennsylvania and northern New Jersey. The following summary shows the year-end composition of the Company's loan portfolio:

	December 31,				
(In thousands)	2001	2000	1999	1998	1997
Commercial and Industrial Loans	$ 357,706	$ 319,074	$ 275,815	$ 236,193	$ 189,522
Loans to Financial Institutions	—	—	—	—	2,232
Real Estate Loans:					
Construction and Land Dev.	128,655	151,364	136,227	84,694	69,208
Residential	672,329	689,784	698,403	728,473	706,316
Other	614,289	560,356	482,018	415,015	382,280
Loans to Individuals	83,390	78,342	65,028	52,526	38,446
Total	$1,856,369	$1,798,920	$1,657,491	$1,516,901	$1,388,004

Maturities and sensitivity to changes in interest rates in certain loan categories in the Company's loan portfolio at December 31, 2001, are summarized below:

(In thousands)	One year or Less*	After One Year to Five Years	After Five Years	Total
Commercial and Industrial Loans	$169,258	$133,106	$55,342	$357,706
Real Estate Loans:				
Construction and Land Dev.	62,037	58,333	8,285	128,655
	$231,295	$191,439	$63,627	$486,361

* Demand loans, past-due loan and overdrafts are reported in "One Year or Less." An immaterial amount of loans have no stated schedule of repayments.

Loan balances segregated in terms of sensitivity to changes in interest rates at December 31, 2001, are summarized below:

(In thousands)	After One Year to Five Years	After Five Years
Predetermined Interest Rate	$151,745	$54,610
Floating Interest Rate	39,694	9,017
Total	$191,439	$63,627

Determinations of maturities included in the loan maturity table are based upon contract terms. In situations where a "rollover" is appropriate, the Company's policy in this regard is to evaluate the credit for collectibility consistent with the normal loan evaluation process. This policy is used primarily in evaluating ongoing customers' use of their lines of credit that are at floating interest rates. The Company's outstanding lines of credit to customers are not material.

A loan is placed in a nonaccrual status at the time when ultimate collectibility of principal or interest, wholly or partially, is in doubt. Past due loans are those loans which were contractually past due 90 days or more as to interest or principal payments but are well secured and in the process of collection. Restructured loans are those loans which terms have been renegotiated to provide a reduction or deferral of principal or interest as a result of the deteriorating financial position of the borrower.

	December 31,				
	2001	2000	1999	1998	1997
Nonaccrual Loans	$15,988	$12,984	$13,505	$11,674	$ 8,809
Loans Past Due 90 or More Days as to Interest or Principal	11,794	4,559	3,258	2,042	3,252
Total Nonperforming Loans	27,782	17,543	16,763	13,716	12,061
Other Real Estate Owned	1,013	1,485	890	970	885
Total Nonperforming Assets	$28,795	$19,028	$17,653	$14,686	$12,946

Nonperforming assets, including nonaccruals, loans 90 days past due, restructured loans and other real estate owned, were $28.8 million at December 31, 2001, compared to $19.0 million at December 31, 2000, with the largest increase in the loans 90 days past due and still accruing category. Nonaccrual loans represented $16.0 million and $13.0 million at December 31, 2001, and December 31, 2000, respectively. Loans 90 days past due and still accruing interest were $11.8 million and $4.6 million at December 31, 2001 and December 31, 2000, respectively. The increase in this category is due primarily to one large commercial real estate relationship that will take some time to work out but for which we anticipate a manageable level of loss relative to total loan loss reserves and other anticipated losses within the overall loan portfolio. Other real estate owned was $1.0 million at December 31, 2001 and $1.5 at December 31, 2000, respectively. The Company had no restructured loans at December 31, 2001 or December 31, 2000. The allowance for loan losses to nonperforming assets was 146.6% and 205.1% at December 31, 2001 and December 31, 2000, respectively, with the decrease in 2001 due to the increased level of nonperforming assets discussed above. Another measure of the Company's credit quality is reflected by the ratio of net chargeoffs to total loans of 0.31% for 2001 versus 0.28% for the year 2000, and the ratio of nonperforming assets to total loans of 1.55% at December 31, 2001, compared to 1.06% at December 31, 2000, the changes for which have been discussed above.

The Company has not engaged in any transactions with entities established and operated by former members of senior management or individuals with former management relationships with the Company.

INVESTMENT PORTFOLIO

Investments, which are the Company's secondary use of funds, increased $51.8 million or 8.5% to $658.6 million at year-end 2001. The increase in 2001 is due primarily to investment purchases of $265.9 million primarily in mortgage-backed securities and municipals, which was partially offset by investment sales, calls and maturities and the amortization of mortgage-backed securities. In 2000, the investment portfolio reflected an increase of $77.4 million or 14.6% compared to 1999. The increase in 2000 was due to the addition of $46.9 million in investments from the acquisition of Panasia Bank and investment purchases of $150.8 million, primarily in mortgage-backed securities, which were partially offset by calls and maturities of securities, investment securities sales and payments on mortgage-backed securities.

A summary of securities available for sale at December 31, 2001, 2000 and 1999 follows (in thousands):

	2001		2000		1999	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale						
US Treasuries and Agencies	$ 52,989	$ 55,711	$153,010	$154,400	$114,605	$113,096
State and Municipal	251,245	249,130	231,366	233,769	237,533	222,534
Mortgage-backed securities	307,838	311,007	163,937	165,036	136,684	133,927
Marketable equity secs. & other	41,711	42,733	54,230	53,573	58,619	59,854
Total	$653,783	$658,581	$602,543	$606,778	$547,441	$529,411

The maturity distribution and weighted average yield of the investment portfolio of the Company at December 31, 2001 are presented in the following table. Weighted average yields on tax-exempt obligations have been computed on a fully taxable equivalent basis assuming a tax rate of 35%. All average yields were calculated on the book value of the related securities. Stocks and other securities having no stated maturity have been included in the "After 10 Years" category.

	Within 1 Year		After 1 But Within 5 Yrs		After 5 But Within 10 Yrs		After 10 Yrs		Total	
(Dollars in thousands)	Amt	Yld	Amt	Yld	Amt	Yld	Amt	Yld	Amt	Yld
US Treasury and Agencies	$11,808	6.89%	$20,802	6.27%	$18,421	6.91%	$ 4,680	3.59%	$ 55,711	6.39%
State and Municipal	2,447	6.94%	8,167	7.76%	40,396	4.80%	198,120	5.54%	249,130	5.51%
Mortgage-backed securities	1,118	5.66%	7,053	5.86%	21,506	5.90%	281,330	6.27%	311,007	6.23%
Marketable equity secs. and other	—	—%	309	—%	—	—%	42,424	—%	42,733	—%
Total	$15,373	6.81%	$36,331	6.47%	$80,323	5.58%	$526,554	5.47%	$658,581	5.57%

OTHER ASSETS

Other assets, which is comprised of premises and equipment, accrued interest receivable, bank owned life insurance policies and all other assets increased to $146.9 million, an increase of $2.8 million or 1.9% compared to the $144.1 million at December 31, 2000. In 2000, other assets increased $14.8 million or 11.4% compared to 1999.

DEPOSITS

As the primary source of funds, aggregate deposits of $2.077 billion increased $167.2 million or 8.8% compared to 2000. Non-interest bearing deposits increased $41.1 million and interest bearing deposits increased $126.1 million. $40.2 million of the deposit increase in 2001 is the result of the previously mentioned branch acquisition from PNC Bank, N.A. Deposits of $1.910 billion increased $225.7 million in 2000 or 13.4% compared to 1999.

The following is a distribution of the average amount of, and the average rate paid on, the Company's deposits for each year in the three-year period ended December 31, 2001 (in thousands):

	Year Ended December 31,					
	2001		2000		1999	
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
Non-interest bearing demand deposits	$ 287,421	—%	$ 247,418	—%	$ 230,455	—%
Savings deposits	726,853	2.28%	662,043	3.28%	604,764	2.85%
Time deposits	944,848	5.71%	858,533	5.97%	781,122	5.48%
Total	$1,959,122	3.60%	$1,767,994	4.13%	$1,616,341	3.71%

The aggregate amount of jumbo certificates of deposit, issued in the amount of $100,000 or more was $267,540,000 in 2001, $242,900,000 in 2000 and $201,575,000 in 1999.

The following is a breakdown, by maturities, of the Company's time certificates of deposit of $100,000 or more as of December 31, 2001. The company has no other time deposits of $100,000 or more as of December 31, 2001 (in thousands).

Maturity	
3 months or less	$ 79,706
Over 3 through 6 months	130,377
Over 6 months through 12 months	55,441
Over 12 months	2,016
Total	$267,540

In addition to deposits, earning assets are funded to some extent through purchased funds and borrowings. These include securities sold under repurchase agreements, federal funds purchased, short-term borrowings, long-term borrowings, and subordinated debentures. In the aggregate, these funds totaled $428.4 million at the end of 2001, a $65.4 million or 13.2% decrease compared to 2000, primarily due to the higher level of funding from deposits. The 2000 amount of borrowings and purchased funds of $493.8 million represented an increase of $6.7 million or 1.4% compared to 1999. The increase in 2000 was due to a decrease in securities sold under repurchase agreements and federal funds purchased, of $59.3 million, and a decrease in long-term borrowings of $6.5 million.

	At or for the year ended December 31,		
	2001	2000	1999
Securities sold under repurchase agreements and federal funds purchased			
Balance at year-end	$238,726	$298,049	$200,809
Average during the year	251,781	290,015	159,108
Maximum month-end balance	300,532	344,125	214,352
Weighted average during the year	3.78%	5.81%	4.52%
Rate at December 31	2.02%	4.94%	4.30%
Short-term borrowings			
Balance at year-end	$ 9,480	$ 9,041	$ 22,919
Average during the year	7,235	13,942	11,091
Maximum month-end balance	10,012	26,170	22,919
Weighted average rate during the year	3.65%	5.46%	5.10%
Rate at December 31	1.52%	4.87%	4.04%

RESULTS OF OPERATIONS

Net income for 2001 of $32.7 million was 17.8% more than the $27.8 million reported in 2000. The 2000 amount was .5% more than the $27.7 million in 1999. On a per share basis, basic earnings were $1.64, $1.40, and $1.39 for 2001, 2000, and 1999, respectively. Diluted earnings per share were $1.62, $1.39, and $1.37 for 2001, 2000, and 1999, respectively.

Net interest income is the difference between interest income on assets and interest expense on liabilities. Net interest income increased $7.6 million or 8.5% to $96.0 million in 2001 from the 2000 amount of $88.4 million. Interest income decreased $6.6 million as a result of decreased loan income of $5.2 million and decreased investment income of $1.4 million. Interest expense decreased $11.5 million or 11.0% to $92.5 million in 2001 from the 2000 amount of $104.0 million due to decrease of $7.4 million in interest on securities sold under repurchase agreements and federal funds purchased and a decrease of $2.5 million in interest on deposits. Despite the current low rate environment, the cost of attracting and holding deposited funds is an ever-increasing expense in the banking industry. These increases are the real costs of deposit accumulation and retention, including FDIC insurance costs, marketing and branch overhead expenses. Such costs are necessary for continued growth and to maintain and increase market share of available deposits. The Company's interest rate spread increased slightly from 4.16% in 2000 to 4.20% in 2001 due to increased outstandings in interest earning assets and from which the income generated on these assets decreased due to lower rates at a slower pace than on the increased level of interest bearing liabilities for which the expense paid on those liabilities decreased, also due to lower rates, at a faster pace than on the assets.

The following table shows, on a taxable equivalent basis, the changes in the Company's net interest income, by category, due to shifts in volume and rate, for the years ended December 31, 2001 and 2000. The information is presented on a taxable equivalent basis, using an effective tax rate of 35%.

	Year Ended December 31					
(in thousands)	2001 over 2000 (1)			2000 over 1999 (1)		
Increase (decrease) in:	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Interest bearing deposits at banks	$ 317	($ 59)	$ 258	($ 80)	$ 140	$ 60
Securities:						
US Treasury and Agencies	3,417	(1,076)	2,341	3,629	658	4,287
State and municipal	1,739	(1,651)	88	(654)	1,220	566
Other bonds and securities	(674)	(261)	(935)	(1,894)	1,189	(705)
Total securities	4,482	(2,988)	1,494	1,081	3,067	4,148
Federal funds sold	(224)	(200)	(424)	(53)	165	112
Trading account securities	—	—	—	(196)	—	(196)
Loans:						
Commercial loans	11,679	(12,469)	(790)	13,732	3,116	16,848
Installment loans	(596)	(1,812)	(2,408)	1,767	414	2,181
Mortgage loans	(1,851)	(83)	(1,934)	(2,010)	(455)	(2,465)
Total loans	9,232	(14,364)	(5,132)	13,489	3,075	16,564
Total interest income	$13,807	($17,611)	($ 3,804)	$14,240	$6,448	$20,688
Interest expense:						
Interest bearing deposits	7,251	(9,713)	(2,462)	5,832	7,125	12,957
Borrowed funds:						
Securities sold under repurchase agreements and federal funds purchased	(2,214)	(5,141)	(7,355)	5,913	3,764	9,677
Short-term borrowings	(331)	(166)	(497)	78	117	195
Long-term borrowings	(1,050)	(101)	(1,151)	(6,916)	1,298	(5,618)
Total borrowed funds	(3,595)	(5,408)	(9,003)	(925)	5,179	4,254
Total interest expense	$ 3,656	($15,121)	($11,465)	$ 4,907	$12,304	$17,211
Increase (decrease) in net interest income	$10,151	($ 2,490)	$ 7,661	$ 9,333	($ 5,856)	$ 3,477

(1) Variance not solely due to rate or volume is allocated to the volume variance. The change in interest due to both rate and volume is allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

The provision for loan losses is determined by periodic reviews of loan quality, current economic conditions, loss experience and loan growth. Based on these factors, the provision for loan losses was $9.0 million for the year ended December 31, 2001 and $7.3 million and $6.6 million for the years ended December 31, 2000 and 1999, respectively. The allowance for loan losses of $42.2 million at year-end 2001 and $39.0 million at year-end 2000 as a percentage of total loans was 2.27% at year-end 2001 and 2.17% at year-end 2000.

Net loan chargeoffs of $5.8 million, $5.0 million, and $2.8 million during 2001, 2000, and 1999, respectively, continue to be comparable with those of the Company's peers.

A detailed analysis of the Company's allowance for loan losses for the five years ended December 31, 2001, is shown below:

	December 31,				
	2001	2000	1999	1998	1997
Balance at beginning of year	$39,033	$35,351	$31,555	$29,007	$26,222
Charge-offs:					
Commercial and industrial loans	2,018	2,596	1,858	1,549	1,632
Real estate loans:					
Construction and land development	1,708	—	—	—	14
Residential	1,854	1,423	1,381	719	1,280
Other	569	969	1,262	2,374	564
Loans to individuals	2,025	2,121	800	627	417
Total Charge-offs	$ 8,174	$ 7,109	$ 5,301	$ 5,269	$ 3,907
Recoveries:					
Commercial and industrial	1,423	814	278	245	265
Real estate loans:					
Construction and land development	56	44	10	—	—
Residential	339	438	555	653	296
Other	328	598	1,571	553	212
Loans to individuals	202	188	113	166	278
Total Recoveries	$ 2,348	$ 2,082	$ 2,527	$ 1,617	$ 1,051
Net charge-offs	$ 5,826	$ 5,027	$ 2,774	$ 3,652	$ 2,856
Provision charged to expense	9,000	7,325	6,570	6,200	5,641
Adjustments:					
Changes incident to mergers and absorptions, net	—	1,384	—	—	—
Balance at end of year	$42,207	$39,033	$35,351	$31,555	$29,007
Ratio of net charge-offs during the period to average loans outstanding during the period	0.31%	0.28%	0.18%	0.25%	0.21%

Commercial and industrial loans, real estate loans, and construction loans are charged off to the allowance as soon as it is determined that the repayment of all or part of the principal balance is highly unlikely. Loans to individuals are charged off any time repayment is deemed highly unlikely or as soon as the loan becomes 120 days delinquent. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The Company maintains an allowance for loan losses at a level deemed sufficient to absorb losses, which are inherent in the loan portfolio at each balance sheet date. Management reviews the adequacy of the allowance on at least a quarterly basis to ensure that the provision for loan losses has been charged against earnings in an amount necessary to maintain the allowance at a level that is appropriate based on management's assessment of probable estimated losses. The Company's methodology for assessing the appropriateness of the allowance for loan losses consists of several key elements. These elements include a specific reserve for doubtful or high risk loans, an allocated reserve based on historical trends, and an unallocated portion. The Company consistently applies the following comprehensive methodology.

The specific reserve for high risk loans is established for specific commercial and industrial loans, real estate development loans, and construction loans which have been identified by bank management as being high risk loan assets. These high risk loans are assigned a doubtful risk rating grade because the loan has not performed according to payment terms and there is reason to believe that repayment of the loan principal in whole or part is unlikely. The specific portion of the allowance is the total amount of potential unconfirmed losses for these individual doubtful loans. To assist in determining the fair value of loan collateral, the Company often utilizes independent third party qualified appraisal firms which in turn employ their own criteria and assumptions that may include occupancy rates, rental rates, and property expenses, among others.

The second category of reserves consists of the allocated portion of the allowance. The allocated portion of the allowance is determined by taking pools of loans outstanding and commitments that have similar characteristics and applying historical loss experience for each pool. This estimate represents the potential unconfirmed losses within the portfolio. Individual loan pools are created for commercial loans, real estate development and construction loans, and for the various types of loans to individuals. The historical estimation for each loan pool is then adjusted to account for current conditions, current loan portfolio performance, loan policy or management changes or any other factor which may cause future losses to deviate from historical levels. Before applying the historical loss experience percentages, loan balances are reduced by the portion of the loan balances which are subject to a guarantee by a government agency.

The Company also maintains an unallocated allowance. The unallocated allowance is used to cover any factors or conditions, which may cause a potential loan loss but are not specifically identifiable. It is prudent to maintain an unallocated portion of the allowance because no matter how detailed an analysis of potential loan losses is performed these estimates by definition lack precision. Management must make estimates using assumptions and information, which is often subjective and changing rapidly. At December 31, 2001, management believes that the allowance for loan losses and nonperforming loans remained safely within acceptable levels.

The following table shows how the allowance for loan losses is allocated among the various types of loans that the Company has outstanding. This allocation is based on management's specific review of the credit risk of the outstanding loans in each category as well as historical trends.

Allocation of the Allowance for Loan Losses (1)

	2001		2000		1999		1998		1997	
	Allowance	% Loan Type to Total Loans	Allowance	% Loan Type to Total Loans	Allowance	% Loan Type to Total Loans	Allowance	% Loan Type to Total Loans	Allowance	% Loan Type to Total Loans
Commercial and industrial	$ 5,182	19.3%	$ 6,323	17.7%	$ 6,080	16.7%	$ 5,995	15.6%	$ 3,307	13.7%
Real estate loans:										
Construction and land dev.	11,279	6.9%	6,948	8.4%	4,348	8.2%	2,588	5.6%	2,059	4.9%
Residential	3,393	36.2%	3,435	38.4%	4,278	42.1%	4,260	48.0%	5,947	50.9%
Other	8,824	33.1%	10,773	31.1%	11,312	29.1%	11,644	27.3%	8,093	27.7%
Loans to individuals	5,878	4.5%	7,026	4.4%	4,384	3.9%	3,345	3.5%	5,018	2.8%
Unallocated	7,651	N/A	4,528	N/A	4,949	N/A	3,723	N/A	4,583	N/A
	$42,207	100.0%	$39,033	100.0%	$35,351	100.0%	$31,555	100.0%	$29,007	100.0%

(1) This allocation is made for analytical purposes. The total allowance is available to absorb losses from any segment of the portfolio.

OTHER INCOME AND EXPENSES

Other income increased $6.8 million or 24.7% in 2001 compared to 2000, as a result of increased service charges on deposit accounts of $3.3 million, increased mortgage banking income of $2.2 million, increased other services charges and fees of $882,000, increased trust income of $317,000, and increased net gains on sale of investment securities of $101,000. The increase in deposit fees is due to the increase in the number of accounts and additional products introduced in 2001. Mortgage income increased due to the decrease in rates and the willingness of customers to refinance. The increase in other income in 2000 compared to 1999 was $3.6 million or 15.1% as a result of increased other service charges and fees of $1.8 million, increased mortgage banking income of $1.4 million, increased service charges on deposit accounts of $1.1 million, increased trust income of $849,000, increased bank owned life insurance income of $431,000, and increased net gains on sale of investment securities of $218,000. Sales of investment securities in 2001 and 2000 totaled $25.6 million and $47.0 million, respectively. Other expenses increased $5.4 million or 7.2% in 2001 compared to 2000 as a result of increased salaries, wages and benefits of $3.2 million, increased other operating of $2.2 million. Other expenses increased $5.8 million or 8.4% in 2000 when compared to 1999, as a result of increased salaries, wages and benefits of $2.4 million, increased other expenses of $2.4 million, and increased net premises and equipment of $1.1 million. For 2001, 2000, and 1999, there are no individual items of other operating expenses that exceed one percent of the aggregate of total interest income and other income, with the exception of advertising and marketing related expenses.

Income before income taxes increased in 2001 by $7.3 million or 21.7% compared to 2000 when income before income taxes increased by $11,000 compared to 1999. Income taxes increased $2.3 million in 2001 compared to 2000 while income taxes decreased $126,000 compared to 1999. The Company's effective tax rate is 19.7% for 2001, 17.0% for 2000, and 17.4% for 1999, respectively. The increase from 2000 to 2001 is due to the addition of nondeductible goodwill added as a result of the Panasia acquisition in July 2000. The effective tax rate is less than the current 35% incremental rate due to the Company's investments in tax advantaged municipal securities and bank owned life insurance. The Company has a net deferred tax asset of $12.3 million. No valuation reserve is deemed necessary in view of anticipated future taxable income.

LIQUIDITY AND INTEREST RATE SENSITIVITY

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest earning assets and interest bearing liabilities.

Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Funding affecting short-term liquidity, including deposits, repurchase agreements, federal funds purchased, and short-term borrowings increased $108.3 million during 2001. Long-term borrowings decreased $6.5 million during 2001.

The Company maintains financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and stand-by letters of credit. At December 31, 2001, the Company had outstanding commitments of $606.7 million. These commitments include $399.1 million that mature or renew within one year, $42.9 million that mature or renew after one year and within three years, $11.7 million that mature or renew after three years and within five years, and $153.0 that mature or renew after five years.

The Company currently does not have any unconsolidated subsidiaries or special purpose entities.

The Company is responsible for payments under operating leases as disclosed in footnote 14 of the Company's financial statements. The Company has no capital leases.

The goal of interest rate sensitivity management is to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates. Such sensitivity is measured as the difference in the volume of assets and liabilities in the existing portfolio that are subject to repricing in a future time period.

The following table shows separately the interest rate sensitivity of each category of interest earning assets and interest bearing liabilities at December 31, 2001:

	Repricing Periods			
(In Thousands)	Within Three Months	Three Months Through One Year	One Year Through Five Years	Over FiveYears
Assets				
Interest bearing deposits at banks	$ 6,002	$ —	$ —	$ —
Investment securities	68,575	124,695	172,921	292,390
Loans and Leases(1)	663,642	265,612	697,400	187,508
Other assets	—	—	—	248,737
	738,219	390,307	870,321	728,635
Liabilities and equity				
Non-interest bearing deposits	344,972	—	—	—
Interest bearing deposits (2)	465,983	442,779	236,006	587,055
Borrowed funds (3)	105,101	25,000	—	258,079
Preferred securities	—	—	—	40,250
Other liabilities	—	—	—	26,575
Hedging instruments	40,000	—	(40,000)	—
Shareholders' equity	—	—	—	195,682
	956,056	467,779	196,006	1,107,641
Interest sensitivity gap	(217,837)	(77,472)	674,315	(379,006)
Cumulative interest rate sensitivity gap	($217,837)	($295,309)	$379,006	$ —

(1) Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due. Fixed-rate loans are included in the period in which they are scheduled to be repaid and are adjusted to take into account estimated prepayments based upon assumptions estimating the prepayments in the interest rate environment prevailing during the fourth calendar quarter of 2001. The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgage-backed securities, and assumes that adjustable-rate mortgages will reprice at contractual repricing intervals. There has been no adjustment for the impact of future commitments and loans in process.

(2) Savings and NOW deposits are scheduled for repricing based on historical deposit decay rate analyses, as well as historical moving averages of run-off for the Company's deposits in these categories. While generally subject to immediate withdrawal, management considers a portion of these accounts to be core deposits having significantly longer effective maturities based upon the Company's historical retention of such deposits in changing interest rate environments. Specifically, 20.0% of these deposits are considered repriceable within three months and 80.0% are considered repriceable in the over five-year category.

(3) Includes federal funds purchased, securities sold under repurchase agreements, and short and long term borrowings.

Interest rate sensitivity is a function of the repricing characteristics of the Company's assets and liabilities. These characteristics include the volume of assets and liabilities repricing, the timing of the repricing, and the relative levels of repricing. Attempting to minimize the interest rate sensitivity gaps is a continual challenge in a changing rate environment. Based on the Company's gap position as reflected in the above table, current accepted theory would indicate that net interest income would decrease in a falling interest rate environment and would increase in a rising interest rate environment. An interest rate gap table does not, however, present a complete picture of the impact of interest rate changes on net interest income. First, changes in the general level of interest rates do not affect all categories of assets and liabilities equally or simultaneously. Second, assets and liabilities which can contractually reprice within the same period may not, in fact, reprice at the same time or to the same extent. Third, the table represents a one-day position; variations occur daily as the Company adjusts its interest sensitivity throughout the year. Fourth, assumptions must be made to construct such a table. For example, non-interest bearing deposits are assigned a repricing interval of within three months, although history indicates a significant amount of these deposits will not move into interest bearing categories regardless of the general level of interest rates. Finally, the repricing distribution of interest sensitive assets may not be indicative of the liquidity of those assets.

Gap analysis is a useful measurement of asset and liability management; however, it is difficult to predict the effect of changing interest rates based solely on this measure. Therefore, the Company supplements gap analysis with the calculation of the Economic Value of Equity. This report forecasts changes in the Company's market value of portfolio equity ("MVPE") under alternative interest rate environments. The MVPE is defined as the net present value of the Company's existing assets, liabilities, and off-balance sheet instruments. The calculated estimates of change in MVPE at December 31, 2001 are as follows:

MVPE Change in Interest Rate	Amount	% Change
	(In Thousands)	
+300 Basis Points	$366,686	(9)%
+200 Basis Points	384,373	(5)
+100 Basis Points	399,848	(1)
Flat Rate	404,175	—
-100 Basis Points	390,350	(3)
-200 Basis Points	358,663	(11)
-300 Basis Points	327,836	(19)

Management believes that the assumptions utilized in evaluating the vulnerability of the Company's earnings and capital to changes in interest rates approximate actual experience; however, the interest rate sensitivity of the Company's assets and liabilities as well as the estimated effect of changes in interest rates on MVPE could vary substantially if different assumptions are used, such as 400 or 500 basis point changes in interest rates, or actual experience differs from the experience on which the assumptions were based.

If the Company should experience a mismatch in its desired gap ranges or an excessive decline in its MVPE subsequent to an immediate and sustained change in interest rate, it has a number of options which it could utilize to remedy such mismatch. The Company could restructure its investment portfolio through the sale or purchase of securities with more favorable repricing attributes. It could also emphasize loan products with appropriate maturities or repricing attributes, or it could emphasize deposits or obtain borrowings with desired maturities.

The Company anticipates interest rate levels will remain stable in the first half of 2002, and will rise in the second half of 2002. Given this assumption, the Company's asset/liability strategy for 2002 is to move toward a reduced negative gap position (interest-bearing assets subject to repricing less than interest-earning liabilities subject to repricing) for periods up to a year. The impact of changing interest rates on net interest income is not expected to be significant to the Company's results of operations. Effective monitoring of these interest sensitivity gaps is the priority of the Company's asset/liability management committee.

CAPITAL ADEQUACY

Shareholders' equity increased by $12.5 million or 6.8% in 2001 to $195.7 million. This increase was principally due to an increase in the valuation adjustment for securities available for sale. Cash dividends paid in 2001 increased $1.9 million or 13.6% compared to the cash dividends paid in 2000, which increased $943,000 or 6.9% compared to cash dividends paid in 1999. Earnings retained in 2001 were 49.5% compared to 47.7% in 2000.

The following table sets forth certain capital performance ratios for the Company.

CAPITAL PERFORMANCE	2001	2000	1999
Return on average assets	1.25	1.13	1.21
Return on average equity	16.80	17.30	17.20
Earnings retained	49.50	47.70	50.80

CAPITAL LEVELS	Tier 1 Capital to Average Assets Ratio		Tier 1 Capital to Risk-Weighted Assets Ratio		Total Capital to Risk-Weighted Assets Ratio	
	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2000
The Company	7.99%	7.96%	10.53%	10.49%	11.82%	11.75%
National Penn Bank	7.03%	7.02%	9.16%	9.14%	10.42%	10.40%
Panasia Bank N.A.	6.64%	7.79%	12.38%	20.11%	13.64%	21.39%
"Well Capitalized" institution (under banking regulations)	5.00%	5.00%	6.00%	6.00%	10.00%	10.00%

The Company's capital ratios above compare favorably to the minimum required amounts of Tier 1 and total capital to "risk-weighted" assets and the minimum Tier 1 leverage ratio, as defined by banking regulators. At December 31, 2000, the Company was required to have minimum Tier 1 and total capital ratios of 4.0% and 8.0%, respectively, and a minimum Tier 1 leverage ratio of 4.0%. In order for the Company to be considered "well capitalized," as defined by banking regulators, the Company must have Tier 1 and total capital ratios of 6.0% and 10.0%, respectively, and a minimum Tier 1 leverage ratio of 5.0%. At December 31, 2001, the Company and the Banks meet the criteria for a well capitalized institution, and management believes that, under current regulations, the Company will continue to meet its minimum capital requirements in the foreseeable future.

The Company does not presently have any commitments for significant capital expenditures. The Company is not under any agreement with regulatory authorities nor is it aware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have a material effect on liquidity, capital resources, or operations of the Company.

In July 2001, the Company's Board of Directors approved the repurchase of up to 975,000 shares of its common stock to be used for the general corporate purposes, including the Company's dividend reinvestment, stock option, employee stock purchase plans, and other stock-based corporate plans. The stock repurchase plan authorizes the Company to make repurchases from time to time in open market or privately negotiated transactions. No timetable has been set for the repurchases. As of December 31, 2001, a total of 322,000 shares have been repurchased at an aggregate cost of approximately $7,517,000.

ACQUISITION OF PANASIA BANK

On July 11, 2000, the Company completed the acquisition of Panasia Bank (Panasia), a community bank with $110 million in assets. Under the terms of the acquisition, the outstanding shares of Panasia stock were purchased for $29 per share, and the outstanding Panasia stock options were cancelled for cash equal to the difference between their exercise prices and $29 per share, at a total cost of $20 million. The Company financed the Panasia acquisition with a four-year loan from an unaffiliated financial institution. This transaction was accounted for under the purchase method of accounting. Under the purchase method of accounting, Panasia's results of operation are included in the Company's consolidated results of operation from and after July 11, 2000.

ACQUISITION OF COMMUNITY INDEPENDENT BANK, INC.

On January 3, 2001, the Company acquired Community Independent Bank, Inc. ("Community") by its merger with and into the Company. Community's banking subsidiary, Bernville Bank, N.A., had $100 million in assets as of December 31, 2000. Under the terms of the merger, each outstanding share of Community stock was converted into .945 share of the Company's common stock, resulting in issuance of 659,245 shares of the Company's common stock. Outstanding options for Community stock were converted into options for 19,184 shares of the Company's common stock. The transaction was accounted for under the pooling of interests method of accounting.

The Company anticipates that the Community acquisition will be accretive to the Company's earnings in 2002.

FUTURE OUTLOOK

In 2002, National Penn Bank anticipates opening one new community office in Chester County, PA and Panasia Bank N.A. anticipates opening one new community office in Annandale, VA.

FORWARD-LOOKING STATEMENTS

The Company has discussed earnings, asset quality, recent acquisitions, and branch expansion in this report. These, and any other statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," or similar expressions are forward-looking statements.

Risks and uncertainties could cause actual future results and investments to differ materially from those contemplated in such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

- Expected cost savings from the Community merger, including reductions in interest and non-interest expense, may not be fully realized or realized as quickly as expected.
- The Company's revenues following the Community merger may be lower than expected, or loan losses, deposit attrition, operating costs, customer losses or business disruption following the Community merger may be greater than expected.
- Commercial loan growth following the Community merger may be lower than expected.
- Costs, difficulties or delays related to the integration of Community's business with the Company's business may be greater or longer than expected.
- Expected cost savings from the Company's acquisition of Panasia may not be fully realized or realized as quickly as expected.
- Revenues of Panasia may be lower than expected, or loan losses, deposit attrition, operating costs, customer losses or business disruption at Panasia may be greater than expected.
- Commercial loan growth at Panasia may be lower than expected.
- Costs, difficulties or delays related to the integration of Panasia's business with the Company's business may be greater or longer than expected.
- Start-up costs of new subsidiaries may be greater, and revenue ramp-up of such subsidiaries may take longer, than expected.
- Changes in the interest rate environment may reduce interest margins and the volume of mortgage loan originations.
- Competitive pressures among depository and other financial institutions may increase significantly.
- General economic or business conditions, either nationally or in the regions which the Company will be doing business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit.
- Technological changes and systems integration may be harder to make or more expensive than expected.
- Legislation or regulatory changes may adversely affect the Company's business.
- Adverse changes may occur in the securities markets.

These risks and uncertainties are all difficult to predict, and most are beyond the control of the Company's management. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report.

National Penn Bancshares, Inc.

P.O. Box 547, Boyertown, PA 19512-0547
Fax: 610-369-6349 ▫ Phone: 800-822-3321 ▫ Web site: www.nationalpennbancshares.com

The Company

National Penn Bancshares, Inc. (NPBC) currently is a $2.7 billion financial services company headquartered in Boyertown, PA. NPBC currently operates 58 community offices in southeastern Pennsylvania through National Penn Bank. Panasia Bank N.A. operates four community offices in the northern New Jersey marketplace and two community offices in Philadelphia, Pennsylvania. Trust and investment management services are provided through Investors Trust Company, a subsidiary of National Penn Bancshares, Inc.; brokerage services are provided through Penn Securities, Inc., a non-bank subsidiary of National Penn Bank; mortgage banking activities are provided through Penn 1st Financial Services, Inc., a non-bank subsidiary of National Penn Bank.

Common Stock Outstanding

On December 31, 2001, there were 19,926,863 shares of the Company's common stock issued and outstanding and 3,338 shareholders of record.

Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held Monday, April 22, 2002 at 4 p.m. at the Sheraton Reading Hotel, 1741 Papermill Road, Wyomissing, PA.

Dividend Calendar

Dividends on National Penn Bancshares' common stock are customarily payable on the 17th of February, May, August and November.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders a convenient way to purchase additional shares of the Company by having cash dividends automatically invested. A description of the Plan may be obtained by contacting Mellon Investor Services LLC at 1-800-720-0181, or Sandra L. Spayd, P.O. Box 547, Boyertown, PA 19512-0547. Email: slspayd@natpennbank.com.

Direct Deposit

Cash dividends can be deposited directly into an account of your choice at your bank of deposit. It will be deposited on the payment date and you will receive confirmation of payment.

Registrar and Transfer Agent

Mellon Investor Services LLC ▫ 85 Challenger Road, Ridgefield Park, NJ 07660
Phone: 1-800-720-0181 ▫ www.melloninvestor.com ▫ Email: shrrelations@melloninvestor.com

Market Makers

Advest, Inc.
Boenning & Scattergood, Inc.
CIBC World Markets Corp.
F.J. Morrissey & Co., Inc.
Ferris Baker Watts, Inc.
First Union Capital Markets
Herzog, Heine, Geduld, Inc.
Janney Montgomery Scott LLC
Keefe, Bruyette & Woods, Inc.
RBC Capital Markets
Ryan Beck & Co., Inc.

Independent Accountants

Grant Thornton LLP ▫ Philadelphia, PA

Counsel

Ellsworth, Carlton, Mixell & Waldman, P.C. ▫ Wyomissing, PA

Form 10-K Annual Report

Copies of the Company's annual report, annual report to the Securities and Exchange Commission on Form 10-K, quarterly reports, quarterly reports on Form 10-Q, and news releases may be obtained without charge by writing to Sandra L. Spayd, Secretary, National Penn Bancshares, Inc., P.O. Box 547, Boyertown, PA 19512-0547.

Stock Listing

The Company's Common Stock currently trades on the Nasdaq National Market tier of the Nasdaq Stock Market^{SM} under the symbol: NPBC.

The following table reflects the high and low closing sales prices reported for the Common Stock, and the cash dividends paid on the Common Stock, for the periods indicated, after giving retroactive effect to a 3% stock dividend paid on December 27, 2001 and a 5% stock dividend paid on December 20, 2000.

Market Value of Common Stock

2001	High	Low	2000	High	Low
1st quarter	24.88	17.96	1st quarter	22.78	17.69
2nd quarter	23.30	18.57	2nd quarter	21.26	17.57
3rd quarter	23.06	18.45	3rd quarter	20.92	17.51
4th quarter	24.27	21.50	4th quarter	20.81	17.11

Cash Dividends Paid on Common Stock

	2001	2000
1st quarter	$.20	$.18
2nd quarter	.21	.18
3rd quarter	.21	.18
4th quarter	.21	.19

Trust Preferred Securities

The Trust Preferred Securities of NPB Capital Trust are reported on Nasdaq's National Market under the symbol "NPBCP." The Securities have a par value of $25 and the Preferred dividend is 9%.



In the coming years, we will pursue additional acquisitions that support our strategic marketing plans.

Retail Market

Expanding our reach through customer service, enhanced technology and branch acquisition.



This has been a strong growth year for National Penn, and we're especially pleased to announce that we've added a number of new locations. In keeping with our goal to provide our customers with even greater banking convenience, we merged with Bernville Bank, N.A., a $110-million institution with four community offices in western Berks County. We also opened a new community office at Linden and Macada streets in Bethlehem and relocated our King of Prussia office to a full-service facility on Henderson Road.

In November, we further leveraged our franchise area by acquiring PNC Bank's Kutztown community office. Through this purchase, National Penn Bank received approximately $40 million in new deposits and $10 million in loans. More importantly, we gained an excellent location, which bridges both Berks County and our expanding markets in the Lehigh Valley. In the coming years, we will pursue additional acquisitions that support our strategic marketing plans.

Besides seeking opportunities to expand our network of community offices, we're also offering our customers added convenience by continuing to grow our online presence. This "bricks and clicks" approach, providing both convenient locations and online banking, is consistent with our brand promise to offer attentive customer service coupled with state-of-the-art technologies. In addition to 24-hour account access, our Web site offers a myriad of useful services including fully interactive account opening and loan application features, and specialized online services such as International Banking for our commercial borrowers.

While being prudent in our approach to technology, we welcome the access and added value it brings to our full-service financial capabilities. Our customers appreciate it too – this year we've seen our online users grow by 98%. As more customers turn to convenient online banking in the future, we will continue to respond with innovative technology options.

Additionally, in our continued effort to offer our customers a complete range of financial services, we licensed community office employees to sell insurance, primarily term life and fixed annuities, through our full service broker, Penn Securities, Inc.

Penn 1st Financial Services, Inc., our mortgage subsidiary, also enjoyed a profitable year. Penn 1st was able to greatly expand its customer base by providing quick and efficient service to meet customers' requests for both refinancing and home purchase mortgages.

This year, we also focused considerable attention on one of our most popular accounts, Free Checking. Our recent advertising campaign represents one of our largest marketing promotions to date, incorporating nearly all media: television, radio, print, billboards and direct mail. Most importantly, we reminded customers that Free Checking is "only the beginning" of the wealth of financial services, innovative technologies, convenient locations and personal service they receive as part of the National Penn family.



Commercial Market

Committed to offering our business customers customized solutions.

At National Penn, we've made a commitment to industry-specific financial support to further serve our commercial customer base. In addition to our Manufacturing Group, we've launched both International and Government Banking Groups this year.

We're proud to have our commercial banking clients served by experienced Relationship Managers. As experts in their respective fields, they commit themselves to spending time with our clients and learning about their businesses and competitive marketplaces. This individualized attention demonstrates our commitment to keeping our Relationship Managers accessible and knowledgeable, and further distinguishes us from our competition.

All of our commercial groups, including our specialized Manufacturing Group, support our key niche market strategy. The Manufacturing Group is more than just a channel offering loans and cash management services. Rather, the Group provides manufacturers with a banking partner committed to their financial success. After researching the needs of our manufacturing clients, the Group responded by offering educational seminars on specific manufacturing topics and techniques, forming a Manufacturing Advisory Board, distributing a quarterly newsletter, and creating our unique Solution Network℠ database to assist manufacturers in solving unique challenges. Already, we've gained new manufacturing clients and are on schedule to meet the goals of our initial three-year plan. We expect to focus additional resources on manufacturing in the near future.

We're proud to have our commercial banking clients served by experienced Relationship Managers. As experts in their respective fields, they commit themselves to spending time with our clients and learning about their businesses and competitive marketplaces.



Based on requests from our manufacturing and Asian-American clients, we significantly expanded our International Trade Finance capabilities. This culminated in the initial launch of our in-house International Banking Group, managed by Don Heimark, a 25-year International Trade Services professional. This new group offers high-quality international trade and finance services which provide our customers who trade overseas with a convenient and knowledgeable source for all their banking needs. These new international capabilities will further differentiate National Penn from most other banks our size, as well as provide meaningful recurring fee income.

We've also been offering our commercial clients a successful cash management program for the past several years. This year, we moved from a PC-based Treasury Workstation® system to Empower® e-Cash Manager, a true Internet-based commercial cash management system to help our clients electronically manage their business finances. In the first year, this convenient and helpful product has already gained many new business users.

Last but not least, our commercial real estate area has grown significantly over the past several years and is a strong contributor to both margin and fee income. All in all, our commercial sector has shown great promise, and we anticipate healthy growth in the future.



We are able to offer highly personalized banking and investing services to individuals who meet the financial entry criteria.

The Market for Wealth Accumulation and Management
Demonstrating strength in investing and private banking.

We are now in our second year offering our targeted Private Wealth Management service. Through the combined efforts of Investors Trust Company and our Private Banking group, we are able to offer highly personalized investment, planning, fiduciary and banking services to individuals who meet the financial entry criteria.

In its eighth year of operation, our subsidiary Investors Trust Company (ITC) has demonstrated strong investment performance over the past several years through its proprietary equity model—MIDAS 500. As a complement to the MIDAS 500, ITC introduced its MIDAS MidCap equity model in January of this year. While continuing to provide a full spectrum of asset management products and services, Investors Trust Company looks to aggressively grow its customer base and total assets under management.

With just over five years in business, our Private Banking Group continues to enjoy significant success. In February 2001, the group reached a milestone by exceeding $100 million in outstanding loans. In the years ahead, consistently strong results are expected from this group.

Wealth accumulation and management continues to be one of our faster growing segments, providing an opportunity to generate margin income from high quality credits in Private Banking as well as fee income from asset management with Investors Trust Company. We are actively pursuing aggressive marketing strategies to rapidly expand our wealth client base.

Asian-American Market
Investing in diversity by embracing the Asian-American niche.

National Penn has been faithfully serving the Asian-American market for the past seven years. In fact, National Penn Bank initially created a separate division in the Philadelphia marketplace – National Asian Bank.

To further enhance our service to the Asian-American community, National Penn, in 2000 acquired Panasia Bank and its four New Jersey community offices, and changed its New Jersey state bank charter to a national bank charter. In 2001, we combined our National Asian Bank division and newly acquired Panasia Bank under the Panasia Bank N.A. charter. Today, we are pleased to announce this new company is building on an asset base of approximately $170 million.



National Penn Bank is proud to partner with the dynamic Asian-American community and anticipates additional investments in this profitable niche market in the coming years. We continue to actively evaluate future expansion possibilities within our current northern New Jersey and Philadelphia market areas, as well as locations in the Mid-Atlantic region. We are encouraged by the growth we have experienced with this valuable market this year.



Directors *of National Penn Bancshares, Inc.*



Left to Right

Kenneth A. Longacre
Chairman, Farm and Home Oil Company

Dr. Harold C. Wegman
Director Emeritus

Frederick H. Gaige, Ph.D.
Retired-Former Dean and
Campus Executive Officer,
Penn State, Berks-Lehigh Valley College

Lawrence T. Jilk, Jr.
Consultant to Panasia Bank N.A.
Former Chairman,
National Penn Bancshares, Inc.



Standing Left to Right

J. Ralph Borneman, Jr.
President, Body-Borneman Associates, Inc.

Wayne R. Weidner
Chairman, President and Chief Executive Officer, National Penn Bancshares, Inc.
Chairman and Chief Executive Officer, National Penn Bank

Seated Left to Right

C. Robert Roth
District Justice

Patricia L. Langiotti, PMC
President, Creative Management Concepts



Standing Left to Right

John H. Body
Retired-Former Manager, General Services
Air Products & Chemicals, Inc.

John W. Jacobs
Private Investor

Seated Left to Right

Frederick P. Krott
President,
Lamm and Witman Funeral Home, Inc.

Robert E. Rigg
President, The Rigg-Darlington Group

Glenn E. Moyer (not pictured)
Executive Vice President,
National Penn Bancshares Inc.
President and Chief Operating Officer, National Penn BanK

2001

National Penn Bancshares, Inc. Executive Officers

Wayne R. Weidner
Chairman, President and Chief Executive Officer

Glenn E. Moyer
Executive Vice President

Gary L. Rhoads
Treasurer

Sandra L. Spayd
Secretary

Investors Trust Company

James V. Elliott
President and Chief Executive Officer

Directors

T. Jerome Holleran, Chair
John A. Cenerazzo
John J. Dau
James V. Elliott
Raymond Neag
John R. Post
Wayne R. Weidner
James H. Yocum

Directors *of National Penn Bank*

John H. Body
Retired-Former Manager,
General Services
Air Products & Chemicals, Inc.

J. Ralph Borneman, Jr.
President,
Body-Borneman Associates, Inc.

Frederick H. Gaige, Ph.D.
Retired-Former Dean and
Campus Executive Officer,
Penn State, Berks-Lehigh
Valley College

John W. Jacobs
Private Investor

Lawrence T. Jilk, Jr.
Consultant to Panasia Bank N.A.
Former Chairman,
National Penn Bancshares, Inc.

Albert H. Kramer
President,
Conestoga Enterprises, Inc.

Frederick P. Krott
President,
Lamm and Witman
Funeral Home, Inc.

Patricia L. Langiotti, PMC
President,
Creative Management Concepts

Kenneth A. Longacre
Chairman,
Farm and Home Oil Company

Glenn E. Moyer
Executive Vice President,
National Penn Bancshares Inc.
President and Chief Operating Officer, National Penn BanK

Robert E. Rigg
President,The Rigg-Darlington Group

C. Robert Roth
District Justice

Dr. Harold C. Wegman
Director Emeritus

Wayne R. Weidner
Chairman, President
and Chief Executive Officer,
National Penn Bancshares, Inc.
Chairman and Chief Executive Officer,
National Penn Bank

Stratton D. Yatron
Secretary / Treasurer,
Adelphi Kitchens, Inc.

Outstanding leadership along with knowledgeable employees helping to serve the community.

Corporate *Directory*

National Penn Bank Executive Officers

Wayne R. Weidner
Chairman and Chief Executive Officer

Glenn E. Moyer
President and Chief Operating Officer

Bruce G. Kilroy
Group Executive Vice President, Chief Delivery Officer and President, Lehigh Valley Division

Garry D. Koch
Group Executive Vice President and Chief Credit Officer

Paul W. McGloin
Group Executive Vice President, Chief Lending Officer and President, Philadelphia/Main Line Divisions

Gary L. Rhoads
Group Executive Vice President, Chief Financial Officer and Controller

Sharon L. Weaver
Group Executive Vice President, Retail Banking/Marketing Branch Administration Human Resources

Timothy A. Day
Executive Vice President, Private Banking

Scott L. Gruber
Executive Vice President, Manufacturing Group

Michael R. Reinhard
Executive Vice President, Funds Management/Merger and Acquisition/Profitability

Sandra L. Spayd
Executive Vice President, Corporate Secretary/Governance Officer/Compliance/Purchasing Facilities/Shareholder Relations

National Penn Bank Executive Officers
(Continued)

Joseph C. Walker
Executive Vice President, Commercial Real Estate

Penn Securities, Inc.

Harry K. Berman
President

Directors

Sharon L. Weaver, Chair
John A. Cenerazzo
John W. Jacobs
Glenn E. Moyer
Wayne R. Weidner

Penn 1st Financial Services, Inc.

Kathy B. Schauer
President

Directors

Albert H. Kramer, Chair
Karl D. Gerhart
Lawrence T. Jilk, Jr.
Patricia L. Langiotti
Michael R. Reinhard
Kathy B. Schauer
Wayne R. Weidner

Divisional Presidents

Todd A. Alderfer
Montgomery County Division

Ronald L. Bashore
Berks/Lancaster County Divisions

Nancy R. Corson
Elverson Division

Joseph C. Walter, Jr.
Bucks County Division

Divisional Directors

Berks County

Ronald L. Bashore, Chair
Thomas A. Beaver
Timothy A. Day
Karl D. Gerhart
J. Carlton Godlove, II
Thomas M. Golden
John F. Hampson
Frederick P. Krott
Jerome Marcus
Walter J. Potteiger
Deborah K. Ritter
John J. Seitzinger
Stratton D. Yatron

Bucks County

Joseph C. Walter, Jr., Chair
Steven D. Gilmore
Herbert Gordon
Joseph P. Hand, Sr.
Warren M. Levy
Kenneth A. Longacre
Richard J. Lyons
George E. Michael, Jr.
Robert S. Miller
Michael J. Schmidt, Sr.

Chestnut Hill Division

Paul W. McGloin, Chair
Daniel P. Duffey
Jay R. Goldstein
John J. Hosey IV
Leonard S. Kahn
Joseph W. Marshall III
Mark R. Nicoletti
Henry M. O'Donnell
Leonard Parker
Cheryl S. Perzel
Susan Rabinovitch
Margaret W. Steele

Divisional Directors
(Continued)

Elverson Division

Nancy R. Corson, Chair
Charles A. Bender
John W. Jacobs
George R. James, Sr.
John A. Koury, Jr.
Glenn E. Moyer
Joseph A. Rigg
Robert E. Rigg

Main Line Division

Paul W. McGloin, Chair
Albert Breuers
Nicholas J. Caniglia
B. John Duffy, Jr.
Daniel H. Kromboltz
Francis J. Leto
John Lieberman
Samuel J. Pilotti
Robert W. Rader
Stanley T. Waskiewicz
Donna M. Wilson

Manufacturing Advisory Board Members

Scott L. Gruber, Chair
John P. Botti, II
Donald Caldwell
Josephine Anne Forman
Terry Groff
Barry Miller
Edie Ritter
Glenn R. Siegele, Sr.
Joseph Sladek
Ed Smith
Janet R. Smith
Barry Sokol
Chris Witmer
Robert Zeigenfuse

Panasia Bank N.A. Board of Directors

Paul W. Choi
President, PWC Securities Corp.

Lawrence T. Jilk, Jr.
Consultant to Panasia Bank N.A.
Former Chairman,
National Penn Bancshares, Inc.

Sang Ho Mok
Certified Public Accountant

Hee Jung Park, CPA*
Hee Jung Park & Co.

Young K. Park, J.D.
Attorney, Business Management Consultant

Edward E. Shin
Executive Vice President,
Panasia Bank N.A.

Algot F. Thorell, Jr.
Chief Executive Officer,
Panasia Bank N.A.

Wayne R. Weidner
Chairman, President and Chief Executive Officer,
National Penn Bancshares, Inc.

Moon S. Yang
Chairman and President
Panasia Bank N.A.

*Advisory Director

2001



NATIONAL PENN
BANCSHARES, INC.

Philadelphia and Reading Avenues
P.O. Box 547
Boyertown, PA 19512
1-800-822-3321
www.nationalpennbancshares.com

Nasdaq Symbol-NPBC